Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2024 to September 30, 2024)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2024 to September 30, 2024)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop
President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Kim, Seung-Jun
Kim, Seung-Jun
Head of Finance IR team, Executive Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

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Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

Company Overview part is omitted on the quarterly report. Please refer to our Annual Report(20-F) disclosed on April 29, 2024 or summarized version of Interim Report disclosed on August 30, 2024.

SEC : EDGAR Entity Landing Page (sec.gov).

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Infrastructure (Trading segment), Infrastructure (Construction segment), Infrastructure (Logistics and etc. segment), Secondary Battery Materials, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2024. Q3		2023		2022
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	46,562,149	1,302,518	63,538,698	2,556,779	70,649,647	3,236,220
Infrastructure (Trading)	32,603,664	962,342	42,943,752	1,133,512	49,589,760	872,279
Infrastructure (Construction)	7,476,170	128,144	10,267,503	197,352	8,885,491	293,344
Infrastructure (Logistics and etc.)	3,043,264	126,303	3,945,953	202,010	7,425,508	377,919
Secondary Battery Materials	3,068,807	-74,531	4,821,886	-161,334	3,388,760	143,452
Others	1,542,838	1,183,909	1,562,214	1,106,332	1,169,536	843,682
Total	94,296,892	3,628,685	127,080,006	5,034,651	141,108,702	5,766,896

*	It is based on aggregated basis including internal transactions among affiliates .
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Infrastructure (Logistics and etc.).
*

The former ‘Green Instrastructure’ segment was renamed as ‘Infrastructure’ and former ‘Green Materials and Energy Segment’ was renamed as ‘Secondary Battery Materials’ followed by internal reorganization in April 2024.

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2. Business Status of Segments

A. Steel

There are 84 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

As of September 2024, the cumulative global crude steel production saw a slight decrease compared to the same period last year. This was primarily driven by prolonged downturn in China’s real estate sector and the delayed recovery of demand industries.

Global Crude Steel Production

			(Millions of Tons, %)
Crude Steel Production	2024. Q3	2023	2022
Global	1,394	1,850	1,832
Korea (Ratio)	48 (3.5%)	67 (3.6%)	66 (3.6%)

Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills). We are continuously considering expanding overseas production capacity, including the joint venture of Hebei Steel and Steel in China in 2023.

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The company plans to upgrade its customer and market structure by expanding its high value-added Premium Plus products, while responding to customers’ diverse needs and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 52% of total sales and export sales are around 48%, and by export region, the proportion of Southeast Asia, Japan, Europe and China is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will upgrade ‘eco-friendly future product’ portfolio.

We will proactively respond to the growing demand for eco-friendly products and lead the high value-added market with the best innovative products. In order to contribute to the decarbonization of customers and society, we are expanding our low-carbon product lineup and planning to produce high value-added products that reduce carbon emissions using a newly established electric furnace.

Third, POSCO implement ‘Intelligent Factory’ through digital transformation. Since 2017, the company has been gradually implementing Smart Factories that optimize, automate, and intelligentize facilities by using innovative digital technologies such as IoT, Big Data, and AI and Digital Twin models. Through deep learning that extracts optimal results by converting major variables that determine the state of the furnace into big data, Pohang Steelworks’ furnace #2 has been turned into an AI furnace.

Lastly, POSCO will realize a safe workplace without accidents and continue to strengthen ESG management. Safety is the highest value and corporate culture pursued by the company, and we are upgrading our safety system so that the company’s safety culture can leap to the highest level in the world. We are promoting the development of smart safety solutions using AI and IoT, and discovering potential risks in the field, strengthening safety activities that comply with standards.

POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has established ESG committee and audit committee to support ESG governance and strengthen its external communication with interested parties.

(2) Market Share

					(Millions of Tons, %)
Category	2024.Q3		2023		2022
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	48	100%	67	100%	66	100%
POSCO	26	54%	36	53%	34	52%
Others	22	46%	31	47%	32	48%

Source: World Steel Association (www.worldsteel.org)

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∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market.

The surface-treated steel market is divided into a general-purpose material and a high-end material market, and the general-purpose material market is highly competitive due to technological leveling and the influx of low-priced goods from China. On the other hand, we believe that the high-end material market can not only create high added value but also grow in terms of market size.

Though there are oversupply of domestic and foreign steel products and sluggish demand industries, POSCO Steeleon is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products such as aluminum coated sheets, high corrosion resistance galvanized steel sheets, Print/Lami color steel sheets and etc.

POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers. In addition, POSCO Steeleon is preparing to expand its overseas business by securing a bridgehead in Southeast Asia, where rapid growth is expected through the operation of color steel sheet production line (50,000 tons) and coated steel sheet production line(20,000 ton) in Yangon, Myanmar.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials.

POSCO M-TECH is currently processing POSCO’s coil packing, and trying to apply new packaging technology, commercialize environmentally friendly packaging alternatives, and globalize the competitiveness of the packaging business in order to ensure that the coil packaging business continues as the company’s stable sales base in the future.

(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

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(3) Market Share

(Tons)

Category	2024.Q3		2023		2022
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	27,714	43.3%	31,984	44.7%	31,245	44.0%
PJ Metal	36,359	56.7%	39,600	55.3%	39,700	56.0%
Total	64,073	100.0%	71,584	100.0%	70,945	100.0%

It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Infrastructure [Trading segment]

There are 39 subsidiaries in trading segment including POSCO International, 27 subsidiaries in construction segment including POSCO E&C and 14 subsidiaries of logistics and etc. segment including POSCO Flow and POSCO DX.

∎ POSCO INTERNATIONAL

(1) Market Share

POSCO International’s export performance in the third quarter of 2024 was $6.6 billion based on a customs clearance basis, down 6.41% from the previous quarter. Korea’s overall export performance increased 9.05% quarter-on-quarter, and the company’s performance to Korea’s total performance was 1.29%.

		(Millions of US Dollars)
Category	2024.Q3	2023.Q3	Growth Rate
All Trading Companies in Korea	508,670	464,102	9.60%
POSCO International Corp.	6,569	7,019	-6.41%

Source: Korea International Trade Association (www.kita.net)

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in two major businesses: trading(trading and steel/food resource related investment) and energy.

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[Global Trading Sector]

-

Steel/Mobility business: As a member of the POSCO Group, POSCO International is striving to expand its business areas and create synergies by collaborating with group companies in various sectors such as steel, construction, secondary battery materials, IT, and more. POSCO International is also focusing on eco-friendly business to actively expand into the eco-friendly energy industry, including solar and wind power, as well as the mobility market. In the EV materials area, POSCO International is enhancing its role in securing stable raw material procurement by establishing a supply chain for graphite and other materials.

-

Motor core business: Together with POSCO Mobility Solution which is a subsidiary of POSCO International, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

-

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

-

Ambatovy Nickel Mine Project: POSCO International has been participating in the Ambatovy Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake. In addition, POSCO International is searching for new opportunities in EV battery material business.

-

Myanmar hotel business: POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term stay guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

-

Myanmar Gas Field business : Since its production of the first gas in July 2013, gas fields supplies an average of approximately 500 million standard cubic feet of gas per day. In addition, through the second phase of development undertaken to maintain stable gas production, the addition of seven gas production wells was successfully completed in August 2022. In addition, from February 2021, as part of the third phase of the development project, the construction of the gas boosting platform EPCIC for the production of low-pressure gas in the reservoir was completed in December 2023. In order to maintain the current level of production capacity, POSCO International plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

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-

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

-

Onshore gas business in Australia : Senex Energy, an energy company based in Brisbane on the eastern coast of Australia, was acquired in 2022 to expand the energy business hub. Senex Energy produces natural gas from onshore fields in eastern Australia, supplying it to the domestic Australian market and overseas export LNG liquefaction plants. Prior to the acquisition, Senex Energy recorded a natural gas production volume of 19.6 PJ and an operating profit of AUD 26 million in 2021. In 2023, the company achieved a production volume of 26.9 PJ and an operating profit of AUD 58 million (approximately KRW 53 billion). In July 2022, recognizing the strong international oil prices and the shortage of domestic gas supply in eastern Australia as an opportune time to increase gas production, the company initiated further development for production expansion. The expansion development aims to establish a production capacity of 60 PJ, tripling the production compared to the acquisition time, by the end of 2025.

-	The by-product gas power plant in Indonesia

The by-product gas power plant facility, which was completed in 2014, is equipped with a capacity of 200 MW. It produces electricity using by-product gas generated by integrated steelworks in Indonesia. It currently generates electricity that can be used by about 600,000 households as of 2024.

-	Onshore wind power generation project

In 2019, POSCO International completed construction of an onshore wind power plant in Jaeun-myeon region of Shinan-gun, Jeonnam. The capacity of the onshore wind power plant is 62.7 MW and it annually reduces 49,000 tons of carbon dioxide.

[New business investment]

In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

B. Infrastructure [Construction segment]

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

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The plant market is expected to continue to grow in the Middle East, Latin America, Southeast Asia, and the CIS region, and domestic companies are actively entering overseas markets.

Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. According to the government’s policy to strengthen regional competitiveness, the construction of regional hubs such as Gadeokdo New Airport, Daegu Gyeongbuk New Airport, and Jeju 2nd Airport will begin, and the road network expansion project such as the Seoul Metropolitan Railway (GTX) will continue to connect major metropolitan areas. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch.

Recently, interest rates and construction costs have risen, leading to a sharp decline in new orders and a decrease in existing home transactions. Although government deregulation and interest rate freezes are causing a rebound in transaction prices and volumes, the housing market is significantly influenced by psychological factors. Therefore, it is crucial to closely monitor global key issues and various economic indicators.

Housing market conditions rapidly deteriorated due to sudden interest rate increases, rising construction costs, and a slump in the construction PF market. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

POSCO E&C has the top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, POSCO E&C is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One.

POSCO E&C pursues to be developer that undertakes high value-added, self-development projects. Additionally, considering the market trends towards a super-aged society, POSCO E&C intends to expand product portfolio by entering the senior residence business and other senior-related projects.

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B. Infrastructure [Logistics and etc. segment]

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39.5 trillion, POSCO DX is expected to take about 3.8% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO DX is planning to support the mass production system of EV battery materials. In addition, POSCO DX will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO DX will actively participate new airport BHS project and contribute to the groups’ advancement of the group’s logistic system.

C. Secondary Battery Materials

Secondary Battery Materials segment include the business related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 17 subsidiaries, including POSCO Future M and POSCO Argentina.

∎ POSCO Future M

[Basic industrial materials business]

-

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. The domestic refractory industry achieved continuous growth until the mid-1990s alongside the development of the heavy chemical industry, leading to increased productivity through facility investments and enabling both quantitative and qualitative growth. However, the industry has been facing unlimited competition due to reduced operational rates caused by excess capacity among global refractory companies and the influx of low-priced Chinese products. Therefore, it is imperative to secure extreme cost competitiveness and develop high value-added products to enhance competitiveness in the global market.

-

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

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[Energy material business]

In the energy material business, POSCO Future M provides cathode and anode materials which are the main components for secondary cell: cathode, anode, electrolyte and separation membrane.

The secondary battery market for electric vehicles is expected to grow due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle. With the increasing trend in the proportion of electric vehicle (EV) models, the EV penetration rate is expected to rise from 16% in 2023 to approximately 50% by 2030. EV sales reached 14.07 million units in 2023 and are projected to grow to 16.41 million units in 2024 and 40.7 million units by 2030. This indicates that secondary battery businesses would significantly benefit from this growth.

POSCO Group has established full battery material value chain from raw materials business to battery materials and recycling business. As the only domestic producer of graphite-based anode materials, which are considered to have the highest degree of difficulty in achieving independence from Chinese imports, POSCO Future M is expected to expand its sales revenues in working with global automakers and battery producers.

In specific, POSCO Future M established a joint venture (Ulium CAM) with GM in August 2022 to begin construction of high nickel cathode plant in Canada with a production capacity of a 30 thousand ton per year.

It is planned to be completed in the second half of 2025 and to start production in the first half of 2026.

D. Others

In Others segment, there are 15 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

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3. Key Products

A. Sales of Key Products (2024.Q3)

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	94,768	20.40%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	152,707	32.80%
	Stainless Steel Products	Tableware, pipes, etc.	78,039	16.80%
	Others	Plates, Wire rods, etc.	140,107	30.10%
	Gross Sum		465,621	100.00%
	Deduction of Internal Trade		-171,253

	Sub Total		294,368

Infrastructure	Trading	Steel, Metal	242,569	56.30%
		Chemical, Strategic Item, Energy	48,271	11.20%
		Others	35,196	8.20%
	Construction	Architecture (Domestic)	36,755	8.50%
		Plant (Domestic)	17,073	4.00%
		Civil Engineering (Domestic)	7,645	1.80%
		Others (Domestic)	2,025	0.50%
		Overseas Construction	6,898	1.60%
		Owned Construction	1,617	0.40%
		Others	2,749	0.60%
	Logistics and etc.	Others	30,433	7.10%
	Gross Sum		431,231	100.00%
	Deduction of Internal Trade		-200,564

	Sub Total		230,667

Secondary	Gross Sum		30,688	100.00%
Battery	Deduction of Internal Trade		-7,469

Materials	Sub Total		23,219

Others	Gross Sum		15,429	100.00%
	Deduction of Internal Trade		-14,853

	Sub Total		576

Total Sum			548,830

B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Segment	Products	2024.Q3	2023	2022
Steel	Hot-rolled Product (HR)	931	967	1,105
	Cold-rolled Product (CR)	1,157	1,157	1,293
Infrastructure	Electric Power	160	205	224
Secondary Battery Materials	Refractory	984	991	1,022
	Lime	141	147	117

Above price movement trend of steel segment in 2022 is based on the price between March 1 to December 31, 2022 (HR and CR price in 2022 is 1,163 and 1,300 thousand won)

Construction and Logistics and etc. segments of Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

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[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

In the third quarter of 2024, global prices continued to decline due to the global tightening stance and the prolonged sluggishness of demand industries such as construction.

[Infrastructure (Trading)]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

-	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Secondary Battery Materials]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

-	Price of refractories is affected by business condition of front industry and raw material cost.

-	Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

-	Raw materials for energy materials are subject to price fluctuations depending on the international supply of mineral resources.

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4. Major Raw Materials

A. Current Status of Major Raw Materials

						(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	135,440	63.9%	Iron Ore, Coal
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	40,861	19.3%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	35,518	16.8%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	14,781	100.0%	—
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,498	19.8%	—
			Steel Reinforcement	Strengthening Concrete	1,832	14.5%	—
			Cable	Electricity Transfer	115	0.9%	—
			Steel Pile	Foundation of Structure	24	0.2%	—
			Others	Construction of Pipe and Structure etc.	8,164	64.6%	—
	Logistics and etc.	Raw Materials	Others	For other use	6,892	100.0%	—
Secondary Battery Materials		Raw Materials	NCM and etc.	Production of cathode materials	14,194	88.3%	—
			Graphite and etc.	Production of anode materials	461	2.9%	—
			Limestone and etc.	Production of Lime	821	5.1%	—
			Others	Production of refractory	597	3.7%	—

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

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B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2024.Q3	2023	2022
Steel		Iron Ore(per ton)	137	145	143
		Coal(per ton)	343	387	472
		Scrap Iron(per ton)	510	526	605
		Nickel(per ton)	23,110	28,043	33,147
Infrastructure	Trading	LNG (per ton)	1,050	1,428	1,594
	Construction	Ready-mixed Concrete (per m3)	90	85	77
		Steel Pile (per m)	192	165	180
		Steel Reinforcement (per kg)	0.9	0.9	1.0
		Cable (per m)	1.0	0.9	0.9
Secondary Battery Materials		Refractory (per ton)	405	334	479
		Limestone (per ton)	25	24	22

Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore : The price of iron ore in Q3 2024 recorded a 12% decrease compared to the previous quarter, reaching U$89 per ton, due to pressure on mill margins resulting from weak demand for steel products, an increase in Chinese port inventories, and the seasonal off-peak period.

							(In US Dollars/ Tons)
’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1	‘22.Q4	‘22.Q3	‘22.Q2	‘22.Q1
89	101	113	117	106	102	118	90	94	126	132

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(2) Coal : In the third quarter of 2024, the coal price recorded a 13% decrease compared to the previous quarter, reaching U$211 per ton. This decline was due to the prolonged monsoon season (starting in June) leading to weak demand in India until the end of September, along with a reduction in overall demand due to the global slowdown in the steel industry.

							(In US Dollars/ Tons)
’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1	‘22.Q4	‘22.Q3	‘22.Q2	‘22.Q1
211	242	308	334	264	243	344	278	250	446	488

(3) Scrap : Iron scrap prices decreased 3% quarter-on-quarter to U$364/ton in the third quarter of 2024, driven by reduced demand for steel scrap resulting from weak market conditions in the East Asia region.

							(In US Dollars/ Tons)
’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1	‘22.Q4	‘22.Q3	‘22.Q2	‘22.Q1
364	376	392	385	385	403	438	387	394	531	562

(4) Nickel : Nickel: In the third quarter of 2024, the nickel price recorded a 12% decrease compared to Q2, reaching U$16,259 per ton. This decline was due to a continued increase in LME inventories and the resolution of factors that had previously driven up prices in the second quarter, such as sanctions on Russian nickel and disturbances in New Caledonia.

							(In US Dollars/lb, US Dollars/Tons)
’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1	‘22.Q4	‘22.Q3	‘22.Q2	‘22.Q1
7.37	8.35	7.53	7.83	9.23	10.12	11.79	11.48	10.01	13.13	11.98
16,259	18,415	16,589	17,247	20,344	22,308	25,983	25,292	22,063	28,940	26,395

LME : London Metal Exchange

19

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	Price increase due to changes in the agreed price of the Seoul metropolitan area (From Feb 1, 2024)
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Unit price change due to increase of raw material (coil) price
	Steel Reinforcement	SD400 10mm	Decrease of the raw materials price (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase of the raw materials price

[Secondary Battery Materials]

(1) Criteria for Calculation

- Refractory and lime: Purchase prices including freight costs

(2) Factors of Price Changes

- Refractory material: the increase of raw materials from China and differences in cost composition

- Raw lime: raw material remains relatively stable with minor fluctuations on freight costs

- Energy materials: detailed descriptions are not included due to risk of information leakage

20

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Thousands of Tons)
Business Area	Products	2024.Q3	2023	2022
Steel	Crude Steel	30,454	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February 2022).

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2024.Q3	2023	2022
Steel	Galvanized / Color- coated Steel	Pohang	718	960	960
		Myanmar	52	70	70

Total			770	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2024.Q3	2023	2022
Raw materials for steel production	Ingot and etc.	28,969	39,294	39,058

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

			(Electric Power: MW/year)
Business Area	Products		2024.Q3	2023	2022
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Secondary Battery Materials]

∎ POSCO FUTURE M

				(Thousands of Tons)
Business Area	Products	Place of Business	2024.Q3	2023	2022
Refractory	Brick and etc.	Pohang	87,261	116,560	116,560
LIME	Quicklime	Pohang	822,000	1,095,000	1,095,000
		Gwangyang	822,000	1,095,000	1,095,000

Total			1,731,261	2,306,560	2,306,560

* In the case of the Secondary Battery Materials sector, detailed notation was omitted in consideration of technology and information leakage concerns.

21

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2024.Q3	2023	2022
Crude Steel		29,058	39,941	37,928
Products	Hot-Rolled Steel	7,592	10,660	9,268
	Plate	4,849	6,602	5,857
	Wire Rod	1,633	2,325	1,988
	Pickled-Oiled Steel	2,018	2,780	2,847
	Cold-Rolled Products	5,565	7,133	7,623
	Coated Steel	5,504	7,299	6,708
	Electrical Steel	742	828	1,005
	Stainless Steel	2,463	3,104	3,400
	Others	1,227	1,795	3,261

	Total	31,593	42,528	41,957

The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.
POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	30,454	25,894	85.0%
	PT.KRAKATAU POSCO	2,196	2,206	100.4%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	825	591	71.6%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	413	367	89.0%

	Total	33,888	29,058	85.7%

22

[Infrastructure]

Since it is difficult to measure production result and operating rates of Infrastructure (Construction), and Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

		(Gwh)
Business Area	Products	2024.Q3	2023	2022
Power Generation	Electric Power	10,048	11,213	11,189

(2) Capacity Utilization Rate

				(Hour, %)
Business Area	Products	2024.Q3 Capacity	2024.Q3 Production	Utilization Rate
Power Generation	Incheon Power Plant	6,576	4,998	76.00%

[Secondary Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

				(Tons)
Business Area	Products	Place of Business	2024.Q3	2023	2022
Refractory	Brick and etc.	Pohang	59,677	77,437	81,094
LIME	Quicklime	Pohang	769,434	1,110,594	1,043,109
		Gwangyang	907,210	1,243,040	1,176,611

Total			1,736,321	2,431,071	2,300,814

Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (2024.Q3)

			(Tons,%)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	87,261	59,677	68%
Quicklime Factory (Pohang)	822,000	769,434	94%
Quicklime Factory (Gwangyang)	822,000	907,210	110%

Total	1,731,261	1,736,321	—

Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

23

C. Production Facilities

(1)	The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,880,196	23,140	-1,419	—	1,901,917
Infrastructure	Trading	495,571	23,247	-4,355	—	514,463
	Construction	378,849	8,629	-23,929	—	363,549
	Logistics and etc.	111,058	675	-128	—	111,605
Secondary Battery Materials		234,415	9,697	-24,083	—	220,029
Others		190,155	1,287	-50	—	191,392

[Buildings]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,978,895	222,215	-11,606	-211,587	2,977,917
Infrastructure	Trading	569,770	20,804	-3,392	-21,700	565,482
	Construction	91,841	180,902	-2,957	-2,677	267,109
	Logistics and etc.	107,521	3,949	-2,150	-4,998	104,322
Secondary Battery Materials		554,815	181,690	-32,298	-18,362	685,845
Others		124,790	37	-4,982	-1,387	118,458

[Structures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,383,628	555,171	-25,836	-188,280	2,724,683
Infrastructure	Trading	472,112	154,731	-391	-32,446	594,006
	Construction	51,855	1,935	-88	-5,215	48,487
	Logistics and etc.	102,528	15	-6,962	-6,141	89,440
Secondary Battery Materials		55,637	91,319	-7,549	-3,976	135,431
Others		15,764	1	-595	-215	14,955

24

[Machinery and Equipments]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		13,828,139	3,022,820	-808,970	-1,754,149	14,287,840
Infrastructure	Trading	1,212,326	132,391	-45,489	-124,226	1,175,002
	Construction	7,490	2,750	-1,618	-1,570	7,052
	Logistics and etc.	275,244	14,409	-21,115	-30,132	238,406
Secondary Battery Materials		1,197,388	877,790	-113,810	-103,771	1,857,597
Others		18,605	23,322	-2	-1,538	40,387

[Vehicles]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		50,878	24,445	-5,779	-18,131	51,413
Infrastructure	Trading	12,126	4,109	-2,250	-2,086	11,899
	Construction	6,112	3,532	-2,024	-1,524	6,096
	Logistics and etc.	1,054	192	-42	-182	1,022
Secondary Battery Materials		9,361	5,978	-891	-2,904	11,544
Others		64	—	—	-15	49

[Tools and Fixtures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		68,552	28,752	-13,997	-19,429	63,878
Infrastructure	Trading	23,813	19,738	-5,478	-12,173	25,900
	Construction	1,415	926	-455	-494	1,392
	Logistics and etc.	4,438	3,731	-1	-1,501	6,667
Secondary Battery Materials		30,615	11,911	-1,646	-8,557	32,323
Others		32	—	—	—	32

[Equipment]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		112,086	35,844	-19,287	-32,797	95,846
Infrastructure	Trading	27,861	8,045	-2,183	-8,793	24,930
	Construction	9,875	9,291	-6,960	-3,020	9,186
	Logistics and etc.	12,561	2,806	-329	-1,767	13,271
Secondary Battery Materials		13,278	9,283	-952	-4,124	17,485
Others		14,226	198	-5	-1,115	13,304

25

[Financial Lease Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		247,157	47,175	-45,892	-39,695	208,745
Infrastructure	Trading	384,096	49,714	-13,699	-36,311	383,800
	Construction	37,015	77,714	-51,237	-28,170	35,322
	Logistics and etc.	211,108	39,784	-14,320	-5,981	230,591
Secondary Battery Materials		97,959	19,031	-2,882	-15,827	98,281
Others		20,970	1,273	-110	-2,263	19,870

[Biological Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Infrastructure	Trading	137,331	5,766	-19	-7,143	135,935
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Secondary Battery Materials		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,795,425	2,554,978	-3,024,404	-15,263	2,310,736
Infrastructure	Trading	322,944	331,720	-153,052	—	501,612
	Construction	10,961	2,079	-2,802	—	10,238
	Logistics and etc.	126,315	161,657	—	—	287,972
Secondary Battery Materials		3,008,621	2,620,391	-1,120,522	—	4,508,490
Others		69,407	120,813	-313	—	189,907

(2) New Facility Establishment, Purchase, Etc.

26

[Steel]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	November 2021 ~ January 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	9,088	—
		February 2023 ~ December 2025	G) Establishment of Electric arc furnace	6,420	904	5,516
		February 2020 ~ August 2025	P) Establishment of #6 Coke plant	15,197	13,298	1,899
	Maintenance/ Improvement	October 2020 ~ June 2029	G,P)The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	33,760	15,199	18,561
		August 2021 ~ September 2029	P) Improvement of #2 Hot strip mill furnace	3,084	249	2,835

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Infrastructure (Trading / Logistics and etc.)]

					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
NEH	Expansion/ Establishment	May 2022 ~July 2026	Gwangyang LNG terminal	8,668	3,101	5,567

27

[Secondary Battery Materials]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Future M	Expansion/ Establishment	March 2023~January 2025	The 2-1 stage of cathode material factory in Pohang	3,920	2,619	1,301
		March 2020~June 2025	Establishment of new Artificial Graphite Anode material line in Pohang	4,612	2,924	1,688
		July 2022~February 2025	#2 precursor factory in Gwangyang	3,262	2,951	311
		July 2023~October 2025	The 5th stage of cathode material factory in Gwangyang	6,834	1,225	5,609
		April 2023~August 2025	The 2nd stage of production line up expansion in #2 cathode material factory	6,148	2,342	3,806
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Expansion/ Establishment	August 2021~June 2025	The 2nd stage of cathode material factory	1,769	1,081	688
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	May 2022~March 2025	The 1st stage of cathode material factory in Canada	9,187	8,150	1,037
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	June 2023~May 2027	The 2nd stage of cathode material factory in Canada	10,005	879	9,126
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establishment	April 2021~November 2024	Construction of hard rock lithium commercialization plant	10,977	10,763	214
POSCO ARGENTINA	Expansion/ Establishment	January 2022~August 2025	Brine lithium commercialization plant stage 1 and stage 2	26,273	20,250	6,023
POSCO LITHIUM SOLUTION	Expansion/ Establishment	December 2022~August 2025	Brine lithium commercialization plant stage 2 (downstream)	5,751	1,771	3,980

Ongoing investments over KRW 100 billion as of September 30, 2024 are listed on the table.
The existing investment amount in NEH represents the capital contributed by POSCO International to NEH, and the future investment amount will be self-financed by NEH through external borrowings.
Investments in China and Canada are based on the payment of POSCO Future M’s capital.

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2024.Q3	2023	2022
Domestic	Hot-Rolled Products	41,397	58,730	68,784
	Cold-Rolled Products	39,383	52,754	55,997
	Stainless Steel	22,390	30,313	42,481
	Others	72,410	106,558	110,202
Overseas	Hot-Rolled Products	53,371	75,979	66,871
	Cold-Rolled Products	113,324	142,160	162,588
	Stainless Steel	55,649	76,521	92,279
	Others	67,698	92,373	107,294
Total	Gross Sum	465,621	635,387	706,496
	Internal Transaction	-171,253	-231,454	-261,026

	Total	294,368	403,933	445,470

28

[Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2024.Q3	2023	2022
Trading	Domestic Trading	Merchandise	34,072	54,327	65,401
		Product	26,172	39,121	9,825
		Others	1,081	1,366	647
	Overseas Trading	Merchandise	88,432	121,136	137,635
		Product	3,291	3,375	1,058
		Others	26	48	10
	Trades among the 3 countries		172,963	210,065	281,321
Construction	Domestic Construction	Building	36,755	41,251	35,061
		Plant	17,073	23,371	15,706
		Civil Engineering	7,645	11,658	9,321
		Others	2,025	2,096	1,823
	Overseas		6,898	14,975	15,938
	Own Construction		4,366	9,325	11,006
Logistics and etc.	Others		30,433	42,014	74,256
Total	Gross Sum		431,231	571,572	659,008
	Deduction of Internal Transaction		-200,564	-243,520	-282,787

	Total		230,667	328,052	376,221

[Secondary Battery Materials]

	(In hundred millions of KRW)
Items	2024.Q3	2023	2022
Gross Sum	30,688	48,219	33,888
Deduction of Internal Transaction	-7,469	-10,059	-9,370

Total	23,219	38,160	24,518

29

[Others]

	(In hundred millions of KRW)
Items	2024.Q3	2023	2022
Gross Sum	15,429	15,622	11,695
Deduction of Internal Transaction	-14,853	-14,495	-10,402

Total	576	1,127	1,293

Domestic and overseas categorized by the sales area.
Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure part
As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Infrastructure (Logistics and etc. segment).

7. Derivatives

POSCO HOLDINGS made a currency forward contract in August 2024 to hedge against exchange rate fluctuation risks related to the early redemption claim of exchangeable bonds, and as of the end of September 2024, there are no remaining derivative contracts. As a result of evaluating the currency forward contracts at fair value at the end of the third quarter, the currency forward transaction gain was 1,058 million won, and the transaction loss was 6,035 million won.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of September 2024 amounted to KRW 127,663 million, while the transaction gains amounted KRW79,988 million while transaction losses amounted to KRW 2,971 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of September 2024 amounted to KRW 45,694 million.

30

8. Significant Contracts

[Major management contracts]

•	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1320 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: August 18, 2023 ~ September 25, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

•	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1377 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: November 18, 2022 ~ March 31, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

•	Sales contract of CSP shares

(1) Contract Counterparty: ArcelorMittal Brazil

(2) Purpose: Improving asset efficiency through the sales of non-core assets with no management right

(3) Contract period: July 28, 2022 (transaction completed on March 10, 2023)

(4) Transaction amount: and payment method

ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

* POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

31

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date : September 22, 2020 (Decision on natural resources investment)

Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field	June 2024

1) Investment amount: KRW 926,302,200,195

2) Development period: July 1, 2024 ~ June 30, 2027

3) Future Plan : POSCO International plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

-  With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   KOGAS(Korea Gas Corporation): 8.5%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

-  Investment size of USD 667 million, applying the exchange rate of June 25, 2024

(1USD=1,387.50KRW).

-  Detailed information and future timeline on this resource development investment is subjectto change.

  POSCO International disclosure date : June 27, 2024 (Decision on natural resources investment)

32

Contract	Date	Remarks
Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : Production and Development of land gas field in eastern Australia

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

-  POSCO International : 50.1%

-  Hancock Energy (Australia) : 49.9%

  POSCO International disclosure date : March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1) Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date) : August 12, 2022

4) Date of General Shareholders Meeting for merger approval : November 4, 2022

4) Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5) Record date of merger : January 1, 2023

6) Scheduled date of merger registration : January 2, 2023

  POSCO International disclosure date : January 2, 2023

[Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : KRW 2,945 million

5) Information : Transfer of all logistics tasks such as arranging logistics and performing related services

33

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Production and Sales Strategy Office
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office
Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO Eco & Challenge	R&D Center
	POSCO A&C	Smart Housing Business Department
	POSCO DX	R&D Center
Secondary Battery Materials	POSCO Future M	R&D Center
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	Group Technology Stragetegy Office
AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

B. R&D Expenses in 2024.Q3

						(In millions of KRW)
Category	Business Segment
	1. Steel	2. Infrastructure			3. Secondary Battery Materials	4. Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	20,712	3,078	3,912	7,238	30,620	93,047	158,607
Manufacturing Cost	264,016	311	93	—	23	—	264,443
R&D Cost (Intangible Assets)	23,136	—	91	—	3,250	1,747	28,224
Total*	307,864	3,389	4,096	7,238	33,893	94,794	451,274
Government Subsidy	—	—	2,344	—	—	—	2,344
R&D/Sales Ratio (%)	1.05%	0.02%	0.07%	2.59%	1.46%	164.44%	0.82%

*	Total includes government subsidy.

34

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2024.Q3	2023	2022
	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	44,198,695	46,212,299	47,649,466
Cash and cash equivalents	7,728,931	6,670,879	8,053,108
Other receivables, net	2,243,911	1,947,529	2,112,697
Other short-term financial assets	8,541,450	11,403,166	10,909,920
Trade accounts and notes receivable, net	10,872,961	11,015,303	9,769,553
Inventories	13,699,021	13,825,514	15,472,417
Other current assets	1,112,421	1,349,908	1,331,771
[Total non-current assets]	58,102,621	54,733,095	50,757,315
Other receivables, net	1,520,147	1,452,445	1,520,331
Other long-term financial assets	2,777,287	2,708,325	2,332,538
Investments in associates and joint ventures	5,146,817	5,020,264	4,996,551
Property, plant and equipment, net	38,543,110	35,206,248	31,781,196
Intangible assets, net	4,668,459	4,714,784	4,838,451
Other non-current assets	5,446,801	5,631,029	5,288,248
Total assets	102,301,316	100,945,394	98,406,781
[Total current liabilities]	22,622,790	21,861,518	23,188,190
[Total non-current liabilities]	18,474,114	19,419,979	16,961,190

35

Total liabilities	41,096,904	41,281,497	40,149,380
[Equity attributable to owners of the controlling company]	55,303,215	54,180,849	52,512,116
Share capital	482,403	482,403	482,403
Capital surplus	1,648,737	1,663,334	1,400,832
Hybrid bonds	—	—	—
Retained earnings	54,384,827	53,857,514	52,965,180
Other equity attributable to owners of the controlling company	-1,212,752	-1,822,402	-2,336,299
[Non-controlling Interests]	5,901,197	5,483,048	5,745,285
Total equity	61,204,412	59,663,897	58,257,401

	From January 1, 2024 to September 30, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	54,882,999	77,127,197	84,750,204
Operating profit	2,078,189	3,531,423	4,850,053
Profit	1,650,854	1,845,850	3,560,484
[Profit attributable to owners of the controlling company]	1,523,302	1,698,092	3,144,087
[Profit attributable to non-controlling interests]	127,552	147,758	416,397
Total comprehensive Income	2,056,990	2,330,891	3,794,358
[Total comprehensive income attributable to owners of the controlling company]	1,849,384	2,131,737	3,380,649
[Total comprehensive income attributable to non-controlling interests]	207,606	199,154	413,709
Earnings per share(KRW)	20,092	22,382	41,456
Number of Consolidated Companies	196	192	181

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

36

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2024.Q3	2023	2022
	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	3,234,070	4,657,899	4,308,290
Cash and Cash equivalents	481,718	376,914	1,415,201
Trade accounts and notes receivable, net	152,115	238,332	128,991
Other receivables, net	31,473	68,821	40,288
Other short-term financial assets	2,550,702	3,940,743	2,515,375
Inventories	—	—	—
Other current assets	18,062	33,089	208,435
[Total non-current assets]	47,514,556	46,988,299	46,840,829
Other receivables, net	13,316	6,955	209,057
Other long-term financial assets	893,797	1,131,074	1,062,530
Investments in Subsidiaries, associates, and joint ventures	45,958,396	45,321,370	45,187,628
Property, plant and equipment, net	314,765	197,787	145,006
Intangible assets, net	18,524	19,341	15,902
Other non-current assets	315,758	311,772	220,706
Total assets	50,748,626	51,646,198	51,149,119

37

Account	2024.Q3	2023	2022
[Total current liabilities]	110,703	1,819,670	118,993
[Total non-current Liabilities]	2,369,528	2,326,663	3,858,263
Total liabilities	2,480,231	4,146,333	3,977,256
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,367,990	1,370,557	1,360,894
[Hybrid bonds]	—	—	—
[Retained earnings]	47,505,885	47,505,885	47,409,675
[Other equity]	-1,856,413	-1,858,980	-2,081,109
Total equity	47,499,865	47,499,865	47,171,863

	From January 1, 2024 to September 30, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	1,460,868	1,454,079	8,589,819
Operating profit	1,178,912	1,106,629	1,674,893
Profit	1,468,572	799,578	-467,852
Earnings per share(KRW)	19,370	10,539	-6,185

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

38

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for the nine-month period ended September 30, 2024

with the independent auditor’s review report

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of September 30, 2024, and the related interim condensed consolidated statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2024, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

The interim condensed consolidated statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2023, and interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2023, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by KPMG Samjong Accounting Corp., whose review report dated November 14, 2023 expressed an unqualified review conclusion thereon.

Moreover, the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) have been audited by KPMG Samjong Accounting Corp., in accordance with KSA, whose report dated March 13, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 14, 2024

This review report is effective as of November 14, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed consolidated financial statements and may result in modification to this review report.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated financial statements

for each of the nine-month periods ended September 30, 2024 and 2023

“The accompanying interim condensed consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Kisub Jung

Chief Strategy Officer

POSCO HOLDINGS INC.

POSCO HOLDINGS INC. and its Subsidiaries

Interim condensed consolidated statements of financial position as of September 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	September 30, 2024 (unaudited)		December 31, 2023
Assets
Cash and cash equivalents	21	~~W~~	7,728,931	6,670,879
Trade accounts and notes receivable, net	4,15,21,25,26,33		10,872,961	11,015,303
Other receivables, net	5,21,33		2,243,911	1,947,529
Other short-term financial assets	6,21		8,541,450	11,403,166
Inventories	7		13,699,021	13,825,514
Current income tax assets			76,820	101,979
Assets held for sale	8		190,007	406,945
Other current assets	14		845,595	840,984

Total current assets			44,198,696	46,212,299

Long-term trade accounts and notes receivable, net	4,21		34,485	42,516
Other receivables, net	5,21,33		1,520,147	1,452,445
Other long-term financial assets	6,21		2,777,287	2,708,325
Investments in associates and joint ventures	9		5,146,817	5,020,264
Investment property, net	11		1,571,938	1,616,294
Property, plant and equipment, net	12		38,543,110	35,206,248
Intangible assets, net	13		4,668,459	4,714,784
Defined benefit assets, net	19		438,566	464,758
Deferred tax assets			3,266,694	3,334,266
Other non-current assets	14		135,118	173,195

Total non-current assets			58,102,621	54,733,095

Total assets		~~W~~	102,301,317	100,945,394

(continued)

POSCO HOLDINGS INC. and its Subsidiaries

Interim condensed consolidated statements of financial position, continued

as of September 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	September 30, 2024 (unaudited)		December 31, 2023
Liabilities
Trade accounts and notes payable	21,33	~~W~~	5,639,015	5,782,825
Short-term borrowings and current installments of long-term borrowings	15,21		11,765,917	10,959,217
Other payables	16,21,33		2,948,709	2,737,478
Other short-term financial liabilities	17,21		249,563	163,626
Current income tax liabilities			252,453	319,096
Liabilities directly associated with the assets held for sale	8		171,889	141,890
Provisions	18		357,284	419,744
Other current liabilities	20,25,26		1,237,961	1,337,642

Total current liabilities			22,622,791	21,861,518

Long-term borrowings, excluding current installments	15,21		14,144,926	15,011,163
Other payables	16,21		827,978	873,565
Other long-term financial liabilities	17,21		92,490	153,782
Defined benefit liabilities, net	19		83,791	38,754
Deferred tax liabilities			2,752,010	2,760,234
Long-term provisions	18		470,005	468,009
Other non-current liabilities	20		102,914	114,472

Total non-current liabilities			18,474,114	19,419,979

Total liabilities			41,096,905	41,281,497

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,648,737	1,663,334
Other components of equity	23		338,109	67,256
Treasury shares	24		(1,550,862)	(1,889,658)
Retained earnings			54,384,827	53,857,514

Equity attributable to owners of the controlling company			55,303,214	54,180,849
Non-controlling interests			5,901,198	5,483,048

Total equity			61,204,412	59,663,897

Total liabilities and equity		~~W~~	102,301,317	100,945,394

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month and nine-month periods

ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won, except per share information)		For the three-month period ended September 30 (unaudited)			For the nine-month period ended September 30 (unaudited)
	Notes	2024		2023	2024	2023
Revenue	25,26,33	~~W~~	18,321,368	18,960,831	54,882,999	58,463,080
Cost of sales	26,30		(16,814,861)	(17,049,781)	(50,552,662)	(53,144,751)

Gross profit			1,506,507	1,911,050	4,330,337	5,318,329
Selling and administrative expenses	21,27,30
Other administrative expenses			(717,936)	(660,505)	(2,101,583)	(1,917,000)
Selling expenses			(45,404)	(54,329)	(150,565)	(174,181)

Operating profit			743,167	1,196,216	2,078,189	3,227,148
Share of profit of equity-accounted investees, net	9		68,226	101,216	242,406	282,931
Finance income and costs	21,28
Finance income			771,393	578,348	3,293,716	3,239,157
Finance costs			(767,946)	(993,392)	(3,179,318)	(3,704,869)
Other non-operating income and expenses	21,29,30
Other non-operating income			54,897	36,086	181,593	349,037
Other non-operating expenses			(178,408)	(87,358)	(473,221)	(531,134)

Profit before income tax			691,329	831,116	2,143,365	2,862,270
Income tax expense	31		(194,510)	(280,614)	(492,511)	(695,498)

Profit			496,819	550,502	1,650,854	2,166,772
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			—	(11,946)	984	(10,199)
Foreign currency translation differences			(58,584)	18,846	57,058	56,927
Remeasurements of defined benefit plans	19		2,391	10,828	4,205	(6,338)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		49,494	62,306	(27,453)	212,172
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			(109,145)	49,535	89,548	261,809
Foreign currency translation differences			(233,651)	36,059	282,237	214,529
Gains or losses on valuation of derivatives	21		(421)	(1,361)	(443)	(2,541)

Other comprehensive income (loss), net of tax			(349,916)	164,267	406,136	726,359

Total comprehensive income		~~W~~	146,903	714,769	2,056,990	2,893,131

Profit attributable to:
Owners of the controlling company		~~W~~	452,654	488,201	1,523,303	1,904,353
Non-controlling interests			44,165	62,301	127,551	262,419

Profit		~~W~~	496,819	550,502	1,650,854	2,166,772

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	171,597	626,868	1,849,384	2,569,048
Non-controlling interests			(24,694)	87,901	207,606	324,083

Total comprehensive income		~~W~~	146,903	714,769	2,056,990	2,893,131

Earnings per share (in Won)	32
Basic earnings per share (in Won)			5,980	6,434	20,092	25,101
Diluted earnings per share (in Won)		~~W~~	5,694	6,434	17,578	25,101

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Interim condensed consolidated statements of changes in equity for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non- controlling interests	Total
	Share capital		Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	1,904,353	1,904,353	262,419	2,166,772
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(2,978)	(2,978)	(3,360)	(6,338)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	242,802	—	—	242,802	8,808	251,610
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	211,817	—	355	212,172	—	212,172
Foreign currency translation differences, net of tax		—	—	214,529	—	—	214,529	56,927	271,456
Gains or losses on valuation of derivatives, net of tax		—	—	(1,830)	—	—	(1,830)	(711)	(2,541)

Total comprehensive income		—	—	667,318	—	1,901,730	2,569,048	324,083	2,893,131

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(94,287)	(245,985)
Interim dividends		—	—	—	—	(379,381)	(379,381)	—	(379,381)
Changes in ownership interest in subsidiaries		—	212,033	—	—	—	212,033	(9,933)	202,100
Interest of hybrid bonds		—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	(339,408)	(339,408)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947	—	9,947
Share based payment		—	3,084	—	—	—	3,084	—	3,084
Others		—	(887)	(65,299)	—	(1,796)	(67,982)	4,665	(63,317)

Total transactions with owners of the controlling company		—	218,313	(65,299)	5,864	(532,875)	(373,997)	(447,888)	(821,885)

Balance as of September 30, 2023	~~W~~	482,403	1,619,145	158,029	(1,886,444)	54,334,034	54,707,167	5,621,480	60,328,647

(continued)

POSCO HOLDINGS INC. and Subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non- controlling interests	Total
	Share capital		Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit		—	—	—	—	1,523,303	1,523,303	127,551	1,650,854
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	4,789	4,789	(584)	4,205
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	66,519	—	—	66,519	24,013	90,532
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(26,145)	—	(705)	(26,850)	(603)	(27,453)
Foreign currency translation differences, net of tax		—	—	282,237	—	—	282,237	57,058	339,295
Gains or losses on valuation of derivatives, net of tax		—	—	(614)	—	—	(614)	171	(443)

Total comprehensive income		—	—	321,997	—	1,527,387	1,849,384	207,606	2,056,990

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(85,674)	(275,365)
Interim dividends		—	—	—	—	(379,381)	(379,381)	—	(379,381)
Changes in subsidiaries		—	—	—	—	—	—	57,399	57,399
Changes in ownership interest in subsidiaries		—	(15,916)	—	—	—	(15,916)	264,520	248,604
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—	—	—
Share based payment		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	3,886	(51,144)	—	105	(47,153)	(25,701)	(72,854)

Total transactions with owners of the controlling company		—	(14,597)	(51,144)	338,796	(1,000,074)	(727,019)	210,544	(516,475)

Balance as of September 30, 2024	~~W~~	482,403	1,648,737	338,109	(1,550,862)	54,384,827	55,303,214	5,901,198	61,204,412

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Interim condensed consolidated statements of cash flows

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won)		For the nine-month period ended
	Notes	September 30, 2024 (unaudited)		September 30, 2023 (unaudited)
Cash flows from operating activities
Profit		~~W~~	1,650,854	2,166,772
Adjustments for:
Depreciation			2,629,545	2,502,740
Amortization			352,394	369,038
Finance income			(2,155,923)	(1,724,525)
Finance costs			1,937,285	2,186,124
Income tax expense			492,511	695,498
Impairment loss on property, plant and equipment			179,400	152,469
Gain on disposal of property, plant and equipment			(14,079)	(5,747)
Loss on disposal of property, plant and equipment			56,291	90,104
Impairment loss on goodwill and other intangible assets			362	4,792
Gain on disposal of investments in subsidiaries, associates and joint ventures			(9,590)	(196,562)
Loss on disposal of investments in subsidiaries, associates and joint ventures			42,539	8,776
Share of profit of equity-accounted investees			(242,406)	(282,931)
Gain on disposal of assets held for sale			(705)	—
Loss on disposal of assets held for sale			34,830	103,366
Expenses related to post-employment benefit			183,381	150,464
Impairment loss on trade and other receivables			70,037	27,144
Loss (gain) on valuation of inventories			(62,047)	102,855
Increase (decrease) to provisions			40,815	63,234
Others, net			(8,356)	(36,346)

			3,526,284	4,210,493

Changes in operating assets and liabilities	35		(450,846)	(1,695,289)
Interest received			423,968	316,526
Interest paid			(847,985)	(804,486)
Dividends received			541,054	484,552
Income taxes paid			(429,491)	(398,969)

Net cash provided by operating activities		~~W~~	4,413,838	4,279,599

(continued)

POSCO HOLDINGS INC. and Subsidiaries

Interim condensed consolidated statements of cash flows, continued

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won)		For the nine-month period ended
	Notes	September 30, 2024 (unaudited)		September 30, 2023 (unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(10,755,681)	(37,117,290)
Proceeds from disposal of short-term financial instruments			14,529,930	35,902,804
Increase in loans			(705,255)	(536,420)
Collection of loans			645,503	706,250
Acquisitions of securities			(1,110,904)	(328,351)
Proceeds from disposal of securities			645,082	153,581
Acquisitions of long-term financial instruments			(3,442)	(4,029)
Acquisitions of investment in associates and joint ventures			(166,147)	(386,572)
Proceeds from disposal of investment in associates and joint ventures			46,266	13,646
Acquisitions of investment property			(1,857)	(56,018)
Proceeds from disposals of investment property			372	520
Acquisitions of property, plant and equipment			(5,680,476)	(4,545,134)
Proceeds from disposal of property, plant and equipment			30,397	(15,187)
Acquisitions of intangible assets			(266,216)	(269,671)
Proceeds from disposal of intangible assets			3,527	27,722
Proceeds from disposal of assets held for sale			23,531	1,446
Collection of lease receivables			22,391	38,930
Disposal of net assets due to changes in consolidated entities			9,831	—
Cash flow from business combination			—	(150,201)
Cash inflow from insurance claim			—	4,391
Others, net			(2,884)	(7,331)

Net cash used in investing activities			(2,736,032)	(6,566,914)

Cash flows from financing activities
Proceeds from borrowings			4,788,074	7,433,578
Repayment of borrowings			(6,149,738)	(4,773,516)
Proceeds from (repayment of) short-term borrowings, net			1,163,905	(548,790)
Capital contribution from non-controlling interests			308,777	228,473
Payment of cash dividends			(655,132)	(624,667)
Acquisition of treasury shares			(92,311)	—
Repayment of hybrid bonds			—	(340,000)
Payment of interest of hybrid bonds			—	(10,043)
Repayment of lease liabilities			(145,157)	(154,912)
Others, net			114,696	83,229

Net cash provided by (used in) financing activities			(666,886)	1,293,352

Effect of exchange rate fluctuation on cash held			47,132	87,680

Net increase(decrease) in cash and cash equivalents			1,058,052	(906,283)
Cash and cash equivalents at beginning of the period			6,670,879	8,053,282

Cash and cash equivalents at end of the period		~~W~~	7,728,931	7,146,999

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

September 30, 2024 and 2023 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 57 domestic subsidiaries including POSCO INC. and 138 foreign subsidiaries including POSCO America Corporation, and 119 associates and joint ventures (collectively referred to as the “Group”) in accordance with KIFRS 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of September 30, 2024, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established during the nine-month period ended September 30, 2024 are as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO CNGR Nickel Solution	January 2024	60.00	New establishment
POSCO CVC Scale-Up Fund	May 2024	60.00	New establishment
SK Solar Plant	July 2024	100.00	Acqusition
POSCO ZT AIR SOLUTION	August 2024	75.10	New establishment
RNR logistics	September 2024	100.00	Acqusition

(c)	A consolidated subsidiary over which Company has lost control during the nine-month period ended September 30, 2024 is as follows:

Company	Date of exclusion	Reason
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	June 2024	Divestiture

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2. Basis of Preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2023. These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2023 except for the matters mentioned below.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2023.

(a)	Supplier Finance Arrangements – Amendments to KIFRS 1007 and KIFRS 1107

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Group’s interim condensed consolidated financial statements.

(b)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

(c)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Trade accounts and notes receivable	~~W~~	9,506,171	9,382,640
Due from customers for contract work		1,682,824	1,916,238
Less: Allowance for doubtful accounts		(316,034)	(283,575)

	~~W~~	10,872,961	11,015,303

Non-current
Trade accounts and notes receivable	~~W~~	80,980	89,839
Less: Allowance for doubtful accounts		(46,495)	(47,323)

	~~W~~	34,485	42,516

The Group discounted accounts receivable in accordance with accounts receivable factoring agreements with financial institutions for the nine-month period ended September 30, 2024 and the year ended December 31, 2023. This transaction is a transaction with the right to appeal because the Group is obligated to pay the amount to the bank, etc. if the trade receivables are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of September 30, 2024 and December 31, 2023, the book value of the accounts receivable from the transaction is ~~W~~113,535 million and ~~W~~132,942 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

5. Other Receivables

Other receivables as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Short-term Loans	~~W~~	330,357	223,011
Other accounts receivable		1,604,232	1,433,423
Accrued income		274,659	237,154
Deposits		96,956	125,854
Others		28,590	15,349
Lease receivables		19,337	23,948
Less: Allowance for doubtful accounts		(110,220)	(111,210)

	~~W~~	2,243,911	1,947,529

Non-current
Long-term Loans(*1)	~~W~~	1,354,464	1,204,645
Other accounts receivable		187,943	186,492
Accrued income		165,895	184,739
Deposits		276,293	308,185
Lease receivables		62,896	78,994
Less: Allowance for doubtful accounts		(527,344)	(510,610)

	~~W~~	1,520,147	1,452,445

(*1)

The Group recognized an allowance for doubtful accounts of ~~W~~258,332 million for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables during the year ended December 31, 2023.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Derivatives assets	~~W~~	166,763	166,873
Debt securities		933,238	295,619
Deposit instruments(*1)		4,464,439	4,400,267
Short-term financial instruments(*1)		2,967,571	6,540,407
Equity securities		9,439	—

		8,541,450	11,403,166

Non-current
Derivatives assets		135,235	134,269
Equity securities(*2)		1,803,699	1,793,531
Debt securities		103,083	87,778
Other securities(*2)		711,633	669,687
Deposit instruments(*1)		23,637	23,060

	~~W~~	2,777,287	2,708,325

(*1)

As of September 30, 2024 and December 31, 2023, financial instruments amounting to ~~W~~92,992 million and ~~W~~101,888 million, respectively, are restricted in use for financial arrangements, pledge and others.

(*2)

As of September 30, 2024 and December 31, 2023, ~~W~~188,216 million and ~~W~~181,617 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Finished goods	~~W~~	2,606,535	2,615,009
M erchandise		1,195,584	1,049,467
Semi-finished goods		2,613,462	3,039,516
Raw materials		3,496,581	3,237,691
Fuel and materials		1,073,066	921,742
Construction inventories		232,338	256,558
M aterials-in-transit		2,680,611	2,965,306
Others		90,400	87,802

		13,988,577	14,173,091

Less: Allowance for inventories valuation(*1)		(289,556)	(347,577)

	~~W~~	13,699,021	13,825,514

(*1)	For the nine-month period ended September 30, 2024 and the year ended December 31, 2023, the reversed inventory valuation losses are ~~W~~62,047 million and ~~W~~128,510 million, respectively.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024(*1)		December 31, 2023(*2)
Asset
Cash and cash equivalents	~~W~~	988	—
Account receivables and other receivables		3,619	728
Inventories		—	39,054
Other financial assets		—	119,881
Property, plant and equipment		175,205	149,612
Intangible assets		—	97,372
Others		10,195	298

	~~W~~	190,007	406,945

Liability
Other payables	~~W~~	169,960	22,180
Provisions		1,929	119,710

	~~W~~	171,889	141,890

(*1)

POSCO Future M Co., Ltd. a subsidiary of the Group, decided to transfer 51% shares of P&O Chemical Co., Ltd., previously accounted for as a subsidiary, to the second-largest shareholder, OCI Co., Ltd., and recognized ~~W~~180,578 million of assets held for sale and ~~W~~171,889 million of liabilities held for sale.

(*2)

POSCO Canada Ltd., a subsidiary of the Group, decided to invest in kind in the assets and liabilities of Greenhills Mine and the shares of Elkview Mine Limited Partnership, which were respectively accounted for as investment stock in joint ventures and financial assets at fair value through profit or loss, in a partnership to be established by the principal operator and major shareholder, Teck Coal Partnership, during the year ended December 31, 2023, and recognized ~~W~~401,804 million of assets held for sale and ~~W~~141,890 million of liabilities Held-for-sale.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024						December 31, 2023
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	~~W~~	455,584	~~W~~	365,104	323,521
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		15,093	15,040
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		19,316	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		12,669	13,967
DaeSung SnM Co., Ltd(*2)	—	—		—		—	20,296
PCC Amberstone Private Equity Fund 1(*3)	6,130,967,757	8.80		6,131		7,278	8,904
Others (48 companies)(*1)						127,575	122,366

						547,035	528,092

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		285,543	287,282
AES Mong Duong Power Company Limited(*1)	—	30.00		164,303		250,265	230,699
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		376,266	346,724
AMCI (WA) PTY LTD	49	49.00		209,664		57,828	60,225
NCR LLC	—	22.05		247,077		230,665	253,121
KOREA LNG LTD.	2,400	20.00		135,205		61,183	58,759
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		107,877	105,300
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		16,785	15,632
POSCO-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		9,618	8,642
Others (31 companies)(*1)						228,252	209,118

						1,624,282	1,575,502

					~~W~~	2,171,317	2,103,594

(*1)

As of September 30, 2024 and December 31, 2023, investments in associates amounting to ~~W~~678,876 million and ~~W~~650,116 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	During the nine-month period ended September 30, 2024, DaeSung SnM Co., Ltd. was excluded from associates due to the divestiture.
(*3)

As of September 30, 2024, the entities are classified as associates since the Group has significant influence over the investees although the Group’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024						December 31, 2023
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	152,483	155,748
SNNC	18,130,000	49.00		90,650		77,788	100,692
Others (7 companies)						11,266	8,323

						241,537	264,763

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,373,598	1,400,009
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		429,008	419,192
KOBRASCO	2,010,719,185	50.00		32,950		113,305	99,768
Nickel Mining Company SAS	3,234,698	49.00		157,585		82,576	87,967
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		125,500	111,001
DMSA/AMSA(*1)	—	3.89		346,880		1,714	16,572
PT NICOLE METAL INDUSTRY(*2)	106,935,294	49.00		412,688		406,087	284,351
HBIS-POSCO Automotive Steel Co.Ltd	—	50.00		235,251		183,282	208,765
Others (8 companies)						18,893	24,282

						2,733,963	2,651,907

					~~W~~	2,975,500	2,916,670

(*1)	As of September 30, 2024 and December 31, 2023, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the nine-month period ended September 30, 2024, the Company acquired ~~W~~119,327 million of additional investment in joint ventures by participating in PT NICOLE METAL INDUSTRY’s capital increase.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(c)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)
Company	December 31, 2023 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2024 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	323,521	25,680	(8,208)	24,104	7	365,104
SNNC		100,692	—	—	(22,903)	(1)	77,788
Chun-cheon Energy Co., Ltd		15,040	—	—	(10,813)	10,866	15,093
Pocheon-Hwado Highway Corp.		23,998	—	—	(4,682)	—	19,316
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,967	—	—	(117)	(1,181)	12,669
DaeSung SnM Co., Ltd.		20,296	—	—	(1,522)	(18,774)	—
PCC Amberstone Private Equity Fund 1		8,904	175	—	(238)	(1,563)	7,278
POSCO MC MATERIALS		155,748	—	(1,800)	(1,465)	—	152,483
Others (55 companies)		130,689	10,127	(4,158)	5,075	(2,892)	138,841

		792,855	35,982	(14,166)	(12,561)	(13,538)	788,572

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(41,843)	33,329	6,775	285,543
AES Mong Duong Power Company Limited		230,699	—	(15,431)	27,675	7,322	250,265
9404-5515 Quebec Inc.		346,724	—	(17,764)	38,416	8,890	376,266
AMCI (WA) PTY LTD		60,225	—	—	(15,470)	13,073	57,828
NCR LLC		253,121	4,275	—	(28,497)	1,766	230,665
KOREA LNG LTD.		58,759	—	(14,463)	14,415	2,472	61,183
Nickel Mining Company SAS		87,967	—	—	(8,485)	3,094	82,576
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(2,029)	4,606	107,877
PT. Wampu Electric Power		15,632	—	—	822	331	16,785
POS-SeAH Steel Wire(Nantong) CO., Ltd.		8,642	—	—	408	568	9,618
Roy Hill Holdings Pty Ltd		1,400,009	—	(253,262)	167,301	59,550	1,373,598
POSCO-NPS Niobium LLC		419,192	—	(22,045)	22,304	9,557	429,008
KOBRASCO		99,768	—	(5,761)	29,095	(9,797)	113,305
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	—	9,785	4,714	125,500
DMSA/AMSA		16,572	—	—	(15,625)	767	1,714
PT NICOLE METAL INDUSTRY		284,351	119,908	—	460	1,368	406,087
HBIS-POSCO Automotive Steel Co.Ltd		208,765	—	—	(34,523)	9,040	183,282
Others (39 companies)		233,400	2,343	(25,478)	15,586	21,294	247,145

		4,227,409	126,526	(396,047)	254,967	145,390	4,358,245

	~~W~~	5,020,264	162,508	(410,213)	242,406	131,852	5,146,817

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the nine-month period ended September 30, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	For the year ended December 31, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	352,500	—	(10,020)	(18,802)	(157)	323,521
SNNC		182,414	—	—	(81,803)	81	100,692
QSONE Co.,Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	4,990	537	15,040
Pocheon-Hwado Highway Corp.		27,165	636	—	(3,803)	—	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,605	—	—	(638)	—	13,967
DaeSung SnM Co., Ltd		20,469	—	—	75	(248)	20,296
PCC Amberstone Private Equity Fund 1		9,326	—	(622)	562	(362)	8,904
POSCO MC MATERIALS		161,465	—	(9,000)	3,176	107	155,748
Others (55 companies)		160,553	16,439	(4,292)	1,966	(43,977)	130,689

		1,024,388	17,075	(23,934)	(94,032)	(130,642)	792,855

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(59,295)	50,340	5,919	287,282
AES Mong Duong Power Company Limited		209,594	—	(33,839)	38,782	16,162	230,699
9404-5515 Quebec Inc.		331,261	—	(14,251)	16,494	13,220	346,724
FQM Australia Holdings Pty Ltd		98,103	—	—	(111,783)	13,680	—
Eureka Moly LLC		14,574	—	—	(15,020)	446	—
AMCI (WA) PTY LTD		57,830	—	—	(503)	2,898	60,225
NCR LLC		187,372	65,542	—	(6,999)	7,206	253,121
KOREA LNG LTD.		29,124	—	(21,106)	21,060	29,681	58,759
Nickel Mining Company SAS		90,636	—	—	(8,358)	5,689	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(8,435)	(838)	105,300
PT. Wampu Electric Power		16,659	—	(1,624)	1,890	(1,293)	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	98	(46)	8,642
Roy Hill Holdings Pty Ltd		1,418,022	—	(367,445)	292,478	56,954	1,400,009
POSCO-NPS Niobium LLC		412,002	—	(35,543)	35,148	7,585	419,192
KOBRASCO		103,044	—	(36,471)	21,795	11,400	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	(12,386)	12,669	(501)	111,001
DMSA/AMSA		23,740	—	—	(7,681)	513	16,572
PT NICOLE METAL INDUSTRY		—	292,780	—	39	(8,468)	284,351
HBIS-POSCO Automotive Steel Co.Ltd		216,138	—	—	(6,765)	(608)	208,765
Others (37 companies)		255,004	—	(52,444)	38,461	(7,621)	233,400

		3,972,163	373,962	(634,404)	363,710	151,978	4,227,409

	~~W~~	4,996,551	391,037	(658,338)	269,678	21,336	5,020,264

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2023.

(*2)

During the year ended December 31, 2023, the Company acquired an additional 50% of the shares from an external shareholder of QSONE Co. Ltd., which was previously classified as an investment in an associate. As a result, the Company gained control of the company and consolidated it.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(d)	The summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 is as follows:

1)	September 30, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,769,943	4,096,226	673,717	410,176	83,265
SNNC		694,179	517,354	176,825	496,903	(47,452)
Chun-cheon Energy Co., Ltd		567,390	444,324	123,066	333,777	4,961
Pocheon-Hwado Highway Corp.		698,069	590,278	107,791	15,250	(13,238)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		15,450	2,850	12,600	—	(397)
PCC Amberstone Private Equity Fund 1		82,734	—	82,734	235	(2,709)
POSCO MC MATERIALS		385,213	129,630	255,583	164,456	(1,989)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,506,664	366,328	1,140,336	301,116	133,095
AES Mong Duong Power Company Limited		1,616,496	827,907	788,589	320,975	92,250
9404-5515 Quebec Inc.		1,543,269	—	1,543,269	—	148,600
FQM Australia Holdings Pty Ltd		57,877	1,380,662	(1,322,785)	102,272	(405,269)
KOREA LNG LTD.		306,018	100	305,918	73,503	72,074
Nickel Mining Company SAS		497,558	270,597	226,961	149,703	(28,134)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		295,884	25,684	270,200	58,770	(5,074)
PT. Wampu Electric Power		193,881	113,005	80,876	13,360	4,108
POS-SeAH Steel Wire(Nantong) Co., Ltd.		89,677	52,772	36,905	98,146	1,576
Roy Hill Holdings Pty Ltd		10,356,960	2,427,939	7,929,021	5,585,415	1,646,752
POSCO-NPS Niobium LLC		857,812	—	857,812	—	43,705
KOBRASCO		258,333	32,328	226,005	89,369	57,030
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		873,556	398,420	475,136	1,243,429	39,141
DMSA/AMSA		3,023,921	2,979,973	43,948	550,482	(401,745)
HBIS-POSCO Automotive Steel Co.Ltd		948,491	573,317	375,174	370,847	(70,396)
PT NICOLE METAL INDUSTRY		575,313	20,144	555,169	—	939

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,228,568	3,669,074	559,494	14,002	(28,880)
SNNC		612,992	388,715	224,277	766,011	(168,553)
Chun-cheon Energy Co., Ltd		571,495	453,390	118,105	502,879	10,453
Pocheon-Hwado Highway Corp.		583,935	462,900	121,035	—	(1,824)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,995	2,998	16,997	5,595	(2,160)
DaeSung SnM Co., Ltd		178,251	93,930	84,321	108,660	430
PCC Amberstone Private Equity Fund 1		105,145	3,923	101,222	12,134	6,391
POSCO MC MATERIALS		431,090	170,518	260,572	194,238	2,998
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,758,765	611,484	1,147,281	434,358	201,031
AES Mong Duong Power Company Limited		1,612,793	889,424	723,369	449,807	129,274
9404-5515 Quebec Inc.		1,430,295	—	1,430,295	—	63,809
FQM Australia Holdings Pty Ltd		180,931	1,219,922	(1,038,991)	453,626	(1,480,586)
KOREA LNG LTD.		94,661	136	94,525	108,081	105,300
Nickel Mining Company SAS		520,209	272,567	247,642	296,130	(26,786)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		297,683	33,927	263,756	34,372	(21,081)
PT. Wampu Electric Power		206,942	131,822	75,120	20,166	9,452
POS-SeAH Steel Wire(Nantong) Co., Ltd.		82,568	48,727	33,841	117,208	522
Roy Hill Holdings Pty Ltd		10,929,518	3,007,919	7,921,599	8,146,546	2,826,424
POSCO-NPS Niobium LLC		838,180	—	838,180	—	64,687
KOBRASCO		224,406	25,475	198,931	63,338	43,591
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		659,704	242,566	417,138	1,647,395	50,675
DMSA/AMSA		3,058,209	2,632,239	425,970	1,106,369	(197,482)
HBIS-POSCO Automotive Steel Co.Ltd		826,886	398,751	428,135	340,341	(12,584)
PT NICOLE METAL INDUSTRY		389,077	2,237	386,840	—	79

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of September 30, 2024 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

11. Investment Property

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	787,304	1,710	(47,137)	—	(215)	35,433	777,095
Buildings		655,786	1,774	(34,399)	(21,584)	(456)	22,276	623,397
Structures		1,873	—	—	(684)	—	590	1,779
Right-of-use assets		171,331	—	(80)	(5,038)	—	3,454	169,667

	~~W~~	1,616,294	3,484	(81,616)	(27,306)	(671)	61,753	1,571,938

(*1)	Includes reclassification resulting from changes in purpose of use, and adjusted foreign currency translation difference and others.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Others(*2)	Ending
Land	~~W~~	308,523	54,891	473,301	(60)	—	(49,351)	787,304
Buildings		593,505	1,006	83,739	(303)	(28,902)	6,741	655,786
Structures		1,356	—	—	—	(1,049)	1,566	1,873
Right-of-use assets		170,647	216	—	(78)	(5,635)	6,181	171,331

	~~W~~	1,074,031	56,113	557,040	(441)	(35,586)	(34,863)	1,616,294

(*1)	Represents increases in investment property due to business combination upon incorporation of QSONE Co.,Ltd. into a subsidiary during the year ended December 31, 2023.
(*2)	Includes reclassification resulting from changes in purpose of use, and adjusted foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss(*2)	Others(*3)	Ending
Land	~~W~~	3,290,244	19,476	503	(6,017)	—	—	(1,251)	3,302,955
Buildings		4,427,632	8,418	17	(3,010)	(257,144)	(3,567)	546,787	4,719,133
Structures		3,081,524	5,912	—	(3,318)	(227,671)	(8,603)	759,159	3,607,003
Machinery and equipment		16,539,192	130,514	2,116	(25,099)	(1,864,161)	(151,226)	2,974,948	17,606,284
Vehicles		79,595	13,228	—	(1,190)	(24,843)	—	15,233	82,023
Tools		128,865	23,956	—	(406)	(41,579)	(577)	19,933	130,192
Furniture and fixtures		189,887	19,577	—	(1,639)	(51,452)	(164)	17,812	174,021
Right-of-use assets		998,305	123,198	—	(16,426)	(128,246)	—	(221)	976,610
Bearer plants		137,331	—	—	(7)	(7,143)	—	5,753	135,934
Construction-in-progress		6,333,673	5,657,949	—	(3,127)	—	(15,263)	(4,164,277)	7,808,955

	~~W~~	35,206,248	6,002,228	2,636	(60,239)	(2,602,239)	(179,400)	173,876	38,543,110

(*1)	Represents increases in property, plant and equipment upon inclusion of SK Solar Plant into a subsidiary by acquiring shares during the nine-month period ended September 30, 2024.
(*2)

The Group estimated the recoverable amount after calculating the net fair value of individual assets whose operation was suspended due to operation plan changes, such as steelmaking plant no. 1 and blast furnace no. 4 in Pohang, and recognized an impairment loss of ~~W~~179,400 million on property, plant and equipment during the nine-month period ended September 30, 2024.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss(*2,3)	Others(*4)	Ending
Land	~~W~~	3,103,165	83,489	32,565	(7,502)	—	(5,471)	83,998	3,290,244
Buildings		4,174,894	53,344	5,770	(14,619)	(326,280)	(28,614)	563,137	4,427,632
Structures		3,162,927	16,498	3,651	(6,915)	(261,970)	(28,483)	195,816	3,081,524
Machinery and equipment		16,422,830	211,181	—	(63,195)	(2,401,947)	(202,885)	2,573,208	16,539,192
Vehicles		52,131	34,004	—	(782)	(26,322)	—	20,564	79,595
Tools		90,961	40,170	—	(607)	(52,444)	(77)	50,862	128,865
Furniture and fixtures		173,345	36,975	655	(1,516)	(61,947)	(63)	42,438	189,887
Right-of-use assets		921,198	243,433	—	(15,095)	(170,386)	—	19,155	998,305
Bearer plants		141,720	—	—	—	(9,579)	—	5,190	137,331
Construction-in-progress		3,538,025	6,388,837	—	(2,269)	—	(8,420)	(3,582,500)	6,333,673

	~~W~~	31,781,196	7,107,931	42,641	(112,500)	(3,310,875)	(274,013)	(28,132)	35,206,248

(*1)

Represents increases in property, plant and equipment upon reclassification of QSONE Co.,Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the year ended December 31, 2023.

(*2)

The Group estimated the recoverable amount after calculating the net fair value of individual assets whose operation was suspended due to operation plan changes, such as lithium production facilities in Gwangyang and Argentina, and recognized an impairment loss of ~~W~~196,207 million on property, plant and equipment whose recoverable amount was less than the book value during the year ended December 31, 2023.

(*3)

The Group estimated the recoverable amount after calculating the value in use of the hydrogen peroxide manufacturing facility in Gwangyang, which had impairment indications due to changes in raw material prices and changes in production plans during the year ended December 31, 2023, and recognized an impairment loss of ~~W~~46,535 million on property, plant and equipment whose recoverable amount was less than the book value.

(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)

Changes in the carrying amount of right-of-use assets presented as investment property and property, plant and equipment for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	363,789	1,178	(13,172)	11,527	363,322
Buildings and structures		151,366	53,384	(37,129)	(9,381)	158,240
Machinery and equipment		355,604	34,344	(37,009)	(4,646)	348,293
Vehicles		48,228	9,294	(14,685)	405	43,242
Ships		220,754	—	(18,042)	—	202,712
Others		29,895	22,834	(13,212)	(9,049)	30,468

	~~W~~	1,169,636	121,034	(133,249)	(11,144)	1,146,277

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	10,470	(15,582)	734	363,789
Buildings and structures		163,648	49,929	(52,697)	(9,514)	151,366
Machinery and equipment		319,021	73,761	(55,481)	18,303	355,604
Vehicles		18,652	38,410	(16,456)	7,622	48,228
Ships		215,496	28,178	(22,920)	—	220,754
Others		6,862	42,901	(12,885)	(6,983)	29,895

	~~W~~	1,091,846	243,649	(176,021)	10,162	1,169,636

(c)	The amounts recognized in profit or loss related to leases for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2024		2023	2024	2023
Interest on lease liabilities	~~W~~	12,880	19,465	37,192	39,103
Expenses related to short-term leases		11,584	12,857	40,028	37,822
Expenses related to leases of low-value assets		6,502	6,601	19,373	16,069

	~~W~~	30,966	38,923	96,593	92,994

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	403,172	—	282	—	—	(282)	(4,339)	398,833
Intellectual property rights		3,029,651	229,808	—	(1)	(208,190)	—	78,336	3,129,604
Membership(*1)		138,184	1,470	—	(3,707)	(141)	58	197	136,061
Development expense		126,818	2,015	—	—	(55,702)	—	18,062	91,193
Port facilities usage rights		182,411	—	—	—	(11,100)	—	—	171,311
Exploratation and evaluation assets		163,446	33,625	—	—	—	—	(108,301)	88,770
Development assets		10,235	478	—	—	—	—	112,540	123,253
Customer relationships		196,895	—	—	—	(33,359)	—	(6,492)	157,044
Other intangible assets		463,972	52,585	—	(101,937)	(43,902)	(6)	1,678	372,390

	~~W~~	4,714,784	319,981	282	(105,645)	(352,394)	(230)	91,681	4,668,459

(*1)	Estimated useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	442,487	—	—	—	(36,093)	(3,222)	403,172
Intellectual property rights		3,136,072	208,874	(5)	(321,752)	(89,986)	96,448	3,029,651
Membership(*1)		132,942	7,360	(1,920)	(170)	11	(39)	138,184
Development expense		116,171	13,130	(97)	(73,319)	—	70,933	126,818
Port facilities usage rights		197,211	—	—	(14,800)	—	—	182,411
Exploratation and evaluation assets		100,991	67,000	—	—	(1,204)	(3,341)	163,446
Development assets		78,970	27,831	—	—	—	(96,566)	10,235
Customer relationships		241,311	—	—	(44,478)	—	62	196,895
Other intangible assets		392,296	139,100	(625)	(43,674)	(2,055)	(21,070)	463,972

	~~W~~	4,838,451	463,295	(2,647)	(498,193)	(129,327)	43,205	4,714,784

(*1)	Estimated useful life of membership is indefinite.
(*2)

During the year ended December 31, 2023, POSCO Canada Ltd., a subsidiary, decided to make an investment in kind by investing Greenhills Mine, which had been recognized as a joint operation, to a new partnership established by Teck Coal Partnership, the main operator. POSCO Canada Ltd. estimated the recoverable amount considering the fair value and acquired shares of the new partnership, and recognized an impairment loss of ~~W~~88,518 million since recoverable amounts are less than their carrying amounts.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

14. Other Assets

Other assets as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Advance payments	~~W~~	506,502	593,300
Prepaid expenses		317,669	226,960
Firm commitment asset		9,426	3,418
Others		11,998	17,306

		845,595	840,984

Non-current
Long-term advance payments		35,282	46,989
Long-term prepaid expenses		21,588	30,232
Others		78,248	95,974

	~~W~~	135,118	173,195

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	9/30/2024		12/31/2023
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2024~ September, 2024	October, 2024~ July, 2025	3.65 ~ 7.20	~~W~~	51,881	69,160
Short-term borrowings	HSBC and others	October, 2023~ September, 2024	October, 2024~ September, 2025	0.40 ~ 62.00		6,293,361	4,890,120

						6,345,242	4,959,280

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ June, 2024	October, 2024~ September, 2025	0.19 ~ 9.30		681,426	990,088
Current portion of debentures	KB Securities co., Ltd. and others	July, 2019~ May, 2023	October, 2024~ September, 2025	1.64 ~ 5.26		4,704,644	3,255,375
Less: Current portion of discount on debentures issued						(5,314)	(2,217)
Current portion of exchangable bonds(*1)	Foreign currency exchangable bonds	September, 2021	September, 2026			39,919	1,756,691

						5,420,675	5,999,937

					~~W~~	11,765,917	10,959,217

(*1)

The issuance conditions of the exchangeable bonds issued by the Group are as follows. As of September 30, 2024, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

Foreign currency exchangable bonds

Type of bond	Exchangable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)(*2)	440,592

Underlying shares exchange	Registered common shares (treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price

Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years (September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(*1)

Due to put option exercised by bondholders, EUR 1,038,800,000 of EUR 1,065,900,000 in aggregate principal amount of exchangeable bonds was redeemed during the nine-month period ended September 30, 2024.

(*2)	The exchange price has changed due to cash dividends paid during the nine-month period ended September 30, 2024.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(b)	Long-term borrowings, excluding current portion and others, as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	September 30, 2024		December 31, 2023
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ September, 2024	October, 2025~ March, 2040	1.00 ~ 8.50	~~W~~	4,720,532	4,590,541
Less: Present value discount						(13,233)	(9,414)
Bonds	KB Securities co., Ltd. and others	July, 2019~ September, 2024	October, 2025~ January, 2033	1.72 ~ 6.38		9,481,347	10,478,394
Less: Discount on debentures issued						(43,720)	(48,358)

					~~W~~	14,144,926	15,011,163

(c)	Assets pledged as collateral with regard to the borrowings as of September 30, 2024 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	3,572,133	3,395,576
Trade accounts and notes receivable	Korea Development Bank and others		113,535	113,535
Financial instruments	Shinhan Bank and others		53,464	53,464

		~~W~~	3,739,132	3,562,575

16. Other Payables

Other payables as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Accounts payable	~~W~~	1,195,800	1,174,097
Accrued expenses		1,239,347	1,046,891
Dividend payable		2,875	3,261
Lease liabilities		164,736	163,952
Withholdings		345,951	349,277

	~~W~~	2,948,709	2,737,478

Non-current
Accounts payable	~~W~~	9,542	14,143
Accrued expenses		8,229	8,073
Lease liabilities		733,087	760,368
Long-term withholdings		77,120	90,981

	~~W~~	827,978	873,565

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Derivative liabilities	~~W~~	46,108	38,631
Financial guarantee liabilities		5,987	5,114
Others(*1)		197,468	119,881

	~~W~~	249,563	163,626

Non-current
Derivative liabilities	~~W~~	18,149	81,291
Financial guarantee liabilities		9,708	7,858
Others		64,633	64,633

	~~W~~	92,490	153,782

(*1)

The Group recognized other financial liabilities in connection with the put option agreement which POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.), a subsidiary, entered into with GM Battery Raw Materials Corporation.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

18. Provisions

(a)	Provisions as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	114,822	41,346	146,277	38,114
Provision for construction warranties		49,711	142,463	50,222	146,536
Provision for legal contingencies and claims(*1)		14,940	53,440	20,893	52,169
Provision for the restoration		9,234	176,473	14,567	161,253
Others(*2)		168,577	56,283	187,785	69,937

	~~W~~	357,284	470,005	419,744	468,009

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~46,943 million and ~~W~~45,712 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of September 30, 2024 and December 31, 2023, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of September 30, 2024 and December 31, 2023, the Group recognized ~~W~~54,859 million and ~~W~~64,166 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	184,391	137,993	(158,828)	(7,943)	555	156,168
Provision for construction warranties		196,758	38,524	(31,182)	(5,763)	(6,163)	192,174
Provision for legal contingencies and claims		73,062	9,972	(8,559)	(4,635)	(1,460)	68,380
Provision for the restoration		175,820	16,375	(5,636)	(6,411)	5,559	185,707
Others		257,722	103,476	(112,100)	(55,864)	31,626	224,860

	~~W~~	887,753	306,340	(316,305)	(80,616)	30,117	827,289

(*1)	Includes adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	169,432	181,221	(158,529)	(6,063)	(1,670)	184,391
Provision for construction warranties		205,974	42,653	(49,117)	(8,350)	5,598	196,758
Provision for legal contingencies and claims		106,341	16,327	(48,144)	(3,599)	2,137	73,062
Provision for the restoration		191,146	104,227	(9,887)	(80)	(109,586)	175,820
Others		423,013	189,227	(255,001)	(112,909)	13,392	257,722

	~~W~~	1,095,906	533,655	(520,678)	(131,001)	(90,129)	887,753

(*1)	Includes transfer to liabilities held for sale and adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	18,827	16,290	56,227	50,259

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Present value of funded obligations	~~W~~	2,437,315	2,445,797
Fair value of plan assets(*1)		(2,807,552)	(2,902,714)
Present value of non-funded obligations		15,462	30,912

Net defined benefit liabilities	~~W~~	(354,775)	(426,005)

(*1)

As of September 30, 2024 and December 31, 2023, the Group recognized net defined benefit assets amounting to ~~W~~438,566 million and ~~W~~464,758 million, respectively, which represent the excess of each consolidated entity’s plan assets over the present value of defined benefit obligations.

2)	The amounts recognized in the interim condensed consolidated statements of comprehensive income for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2024		2023	2024	2023
Current service costs	~~W~~	66,208	59,180	199,556	173,013
Net interest costs		(5,590)	(7,926)	(16,175)	(22,549)

	~~W~~	60,618	51,254	183,381	150,464

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

20. Other Liabilities

Other liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Due to customers for contract work	~~W~~	477,116	624,632
Advances received		372,291	304,441
Unearned revenue		84,654	69,062
Withholdings		273,270	297,442
Firm commitment liability		10,897	20,136
Others(*1)		19,733	21,929

	~~W~~	1,237,961	1,337,642

Non-current
Unearned revenue	~~W~~	4,915	8,889
Others(*1)		97,999	105,583

	~~W~~	102,914	114,472

(*1)

As of September 30, 2024 and December 31, 2023, the Group recognized the assumed liability amounting to ~~W~~45,931 million and ~~W~~56,325 million, respectively, related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited by Senex Holdings PTY LTD, a subsidiary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2024 and December 31, 2023 are as follows:

①	September 30, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	279,097	—	279,097	—	279,097
Short-term financial instruments		2,967,571	—	2,967,571	—	2,967,571
Equity securities		75,265	33,601	—	41,664	75,265
Debt securities		102,148	—	81,404	20,744	102,148
Other securities		711,633	—	—	711,633	711,633
Derivative hedging instruments(*2)		22,901	—	22,901	—	22,901
Fair value through other comprehensive income
Equity securities		1,737,873	1,308,965	—	428,908	1,737,873
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		7,728,931	—	—	—	—
Trade accounts and notes receivable		9,238,347	—	—	—	—
Other receivables		3,005,623	—	—	—	—
Debt securities		934,173	—	—	—	—
Deposit instruments		4,488,076	—	—	—	—

	~~W~~	31,291,638	1,342,566	3,350,973	1,202,949	5,896,488

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	53,000	—	53,000	—	53,000
Borrowings		39,919	39,919	—	—	39,919
Other financial Liabilities		196,846	—	—	196,846	196,846
Derivative hedging instruments(*2)		11,256	—	11,256	—	11,256
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,639,015	—	—	—	—
Borrowings		25,870,924	—	26,008,560	—	26,008,560
Financial guarantee liabilities		15,695	—	—	—	—
Others		3,394,435	—	—	—	—
Other financial Liabilities		65,256	—	—	—	—

	~~W~~	35,286,346	39,919	26,072,816	196,846	26,309,581

(*1)	Fair value of financial assets and liabilities measured at amortized cost, except borrowings, approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

②	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	291,541	—	291,541	—	291,541
Short-term financial instruments		6,540,407	—	6,540,407	—	6,540,407
Equity securities		99,254	61,665	—	37,589	99,254
Debt securities		88,196	—	75,183	13,013	88,196
Other securities		669,687	—	270	669,417	669,687
Derivative hedging instruments(*2)		9,601	—	9,601	—	9,601
Fair value through other comprehensive income
Equity securities		1,694,277	1,539,205	—	155,072	1,694,277
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,670,879	—	—	—	—
Trade accounts and notes receivable		9,155,853	—	—	—	—
Other receivables		2,750,036	—	—	—	—
Debt securities		295,201	—	—	—	—
Deposit instruments		4,423,327	—	—	—	—

	~~W~~	32,688,259	1,600,870	6,917,002	875,091	9,392,963

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	116,748	—	116,748	—	116,748
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Other financial Liabilities		119,258	—	—	119,258	119,258
Derivative hedging instruments(*2)		3,174	—	3,174	—	3,174
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,782,825	—	—	—	—
Borrowings		24,213,688	—	24,310,166	—	24,310,166
Financial guarantee liabilities		12,972	—	—	—	—
Others		3,241,459	—	—	—	—
Other financial Liabilities		65,256	—	—	—	—

	~~W~~	35,312,071	1,756,691	24,430,088	119,258	26,306,037

(*1)	Fair value of financial assets and liabilities measured at amortized cost, except borrowings, approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	Finance income and costs by category of financial instrument for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

①	For the nine-month period ended September 30, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	109,930	—	92,375	819	203,124	—
Derivative assets		—	165,915	—	238,056	—	403,971	—
Financial assets at fair value through other comprehensive income		—	—	—	—	71,811	71,811	(27,453)
Financial assets measured at amortized cost		446,113	—	293,084	(57,778)	(3,834)	677,585	—
Financial liabilities at fair value through profit or loss		—	236,931	(56,301)	(6,258)	—	174,372	—
Derivative liabilities		—	25,903	—	(210,968)	—	(185,065)	(443)
Financial liabilities measured at amortized cost		(787,113)	—	(421,586)	—	(22,701)	(1,231,400)	—

	~~W~~	(341,000)	538,679	(184,803)	55,427	46,095	114,398	(27,896)

②	For the nine-month period ended September 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	364,273	—	161,168	555	525,996	—
Derivative assets		—	299,466	—	219,202	—	518,668	—
Financial assets at fair value through other comprehensive income		—	—	—	—	45,658	45,658	212,172
Financial assets measured at amortized cost		352,767	—	420,835	(56,032)	10,884	728,454	—
Financial liabilities at fair value through profit or loss		—	(429,985)	(93,331)	—	—	(523,316)	—
Derivative liabilities		—	41,412	—	(219,034)	—	(177,622)	(2,541)
Financial liabilities measured at amortized cost		(753,583)	—	(803,049)	—	(26,918)	(1,583,550)	—

	~~W~~	(400,816)	275,166	(475,545)	105,304	30,179	(465,712)	209,631

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2023.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2024 and December 31, 2023 is as follows:

(Share, in Won)	September 30, 2024		December 31, 2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1, 2)		82,624,377	84,571,230
Shared capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)

As of September 30, 2024, the total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 20,116,948 and such ADRs are equivalent to 5,029,237 shares of common stock.

(*2)

Pursuant to the resolution of the Board of Directors’ meeting on July 12, 2024, the Company decided to retire 1,946,853 shares using distributable profits, and the retirement of shares was completed on August 6, 2024. As a result, as of September 30, 2024, the Company’s total number of issued shares has decreased from 84,571,230 to 82,624,377.

(*3)

As of September 30, 2024, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~69,281 million due to retirement of 13,856,248 treasury stocks.

(b)	Capital surplus as of September 30, 2024 and December 31, 2023 is as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		375,918	390,515

	~~W~~	1,648,737	1,663,334

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

23. Other components of equity

Details of other equity items as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(114,445)	(180,964)
Changes in fair value of equity investments at fair value through other comprehensive income		127,134	153,279
Foreign currency translation differences		376,842	94,605
Gains or losses on valuation of derivatives		(1,258)	(644)
Others		(50,164)	980

	~~W~~	338,109	67,256

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

(shares, in millions of Won)	September 30, 2024			December 31, 2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Acquisition of treasury shares	255,428		92,311	—		—
Disposal of treasury shares	—		—	(27,030)		(2,650)
Retirement of treasury shares	(1,946,853)		(431,107)	—		—

Ending	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

①	For the nine-month period ended September 30, 2024

(in millions of Won)			Infrastructure			Secondary battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	28,642,479	15,009,876	—	5,988	2,297,474	—	45,955,817
Revenue from services		663,205	2,186,302	94,133	240,144	3,424	9,425	3,196,633
Revenue from construction contract		—	—	5,451,805	—	20,975	—	5,472,780
Others		131,090	4,588	40,696	33,180	—	48,215	257,769

	~~W~~	29,436,774	17,200,766	5,586,634	279,312	2,321,873	57,640	54,882,999

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	28,773,569	15,014,464	308,117	39,168	2,297,474	48,215	46,481,007
Revenue recognized over time		663,205	2,186,302	5,278,517	240,144	24,399	9,425	8,401,992

	~~W~~	29,436,774	17,200,766	5,586,634	279,312	2,321,873	57,640	54,882,999

②	For the nine-month period ended September 30, 2023

(in millions of Won)			Infrastructure			Secondary battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	29,949,006	15,904,486	—	15,062	2,905,453	—	48,774,007
Revenue from services		608,097	2,371,617	102,345	286,901	3,127	15,687	3,387,774
Revenue from construction contract		—	—	6,014,918	—	30,950	—	6,045,868
Others		129,499	3,846	10,449	36,212	—	75,425	255,431

	~~W~~	30,686,602	18,279,949	6,127,712	338,175	2,939,530	91,112	58,463,080

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	30,078,505	15,908,332	54,700	51,274	2,905,453	75,425	49,073,689
Revenue recognized over time		608,097	2,371,617	6,073,012	286,901	34,077	15,687	9,389,391

	~~W~~	30,686,602	18,279,949	6,127,712	338,175	2,939,530	91,112	58,463,080

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended September 30, 2024 and 2023 are as follows:

①	For the three-month period ended September 30, 2024

(in millions of Won)			Infrastructure			Secondary battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,511,165	5,361,162	—	962	706,106	—	15,579,395
Revenue from services		230,462	597,703	36,070	74,161	908	4,635	943,939
Revenue from construction contract		—	—	1,692,966	—	7,367	—	1,700,333
Others		38,596	1,500	31,871	10,874	—	14,860	97,701

	~~W~~	9,780,223	5,960,365	1,760,907	85,997	714,381	19,495	18,321,368

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,549,761	5,362,662	118,190	11,836	706,106	14,860	15,763,415
Revenue recognized over time		230,462	597,703	1,642,717	74,161	8,275	4,635	2,557,953

	~~W~~	9,780,223	5,960,365	1,760,907	85,997	714,381	19,495	18,321,368

②	For the three-month period ended September 30, 2023

(in millions of Won)			Infrastructure			Secondary battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,627,210	5,186,527	—	2,088	1,074,456	—	15,890,281
Revenue from services		194,227	714,770	31,546	82,846	880	3,484	1,027,753
Revenue from construction contract		—	—	1,963,620	—	6,827	—	1,970,447
Others		43,864	1,160	4,165	11,289	—	11,872	72,350

	~~W~~	9,865,301	5,902,457	1,999,331	96,223	1,082,163	15,356	18,960,831

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,671,074	5,187,687	6,800	13,150	1,074,456	11,873	15,965,040
Revenue recognized over time		194,227	714,770	1,992,531	83,073	7,707	3,483	2,995,791

	~~W~~	9,865,301	5,902,457	1,999,331	96,223	1,082,163	15,356	18,960,831

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Receivables
Account receivables	~~W~~	9,238,250	9,155,853
Contract assets
Due from customers for contract work		1,669,196	1,901,966
Contract liabilities
Advance received		377,848	309,441
Due to customers for contract work		477,116	624,632
Unearned revenue		88,994	77,908

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

26. Contract under Input Method

(a)	Details of outstanding contracts as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024			December 31, 2023
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	25,985,671	295,632	28,663,723	272,321
Accumulated contract profit		1,843,270	37,433	2,499,061	36,954
Accumulated contract loss		(702,433)	(11,613)	(688,962)	(8,916)
Accumulated contract revenue		27,126,508	321,452	30,473,822	300,359

(b)	Details of due from customers for contract work and due to customers for contract work as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024			December 31, 2023
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,649,243	33,581	1,873,681	42,557
Due to customers for contract work		(470,178)	(6,938)	(608,339)	(16,293)

	~~W~~	1,179,065	26,643	1,265,342	26,264

(c)	Details of the provisions for construction loss as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Construction segment	~~W~~	54,772	48,825
Others		819	1,749

	~~W~~	55,591	50,574

(d)

For the nine-month period ended September 30, 2024, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total		Changes in estimated
	contract revenues		total contract costs	Net income	Future income	Total
Construction segment	~~W~~	854,955	1,071,165	(255,039)	38,829	(216,210)
Others		8,903	4,400	3,569	934	4,503

	~~W~~	863,858	1,075,565	(251,470)	39,763	(211,707)

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to September 30, 2024 and the estimated total contract revenue as of September 30, 2024. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for each of the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Wages and salaries	~~W~~	297,320	288,681	873,799	837,310
Expenses related to post-employment benefits		24,759	19,410	71,209	67,333
Other employee benefits		77,473	65,096	226,982	194,549
Travel		11,890	11,915	34,320	32,797
Depreciation		43,174	41,615	127,215	117,541
Amortization		28,291	23,898	84,913	69,875
Communication		3,902	2,621	10,211	7,983
Electricity		3,723	3,632	10,679	9,439
Taxes and public dues		14,239	23,034	63,070	77,402
Rental		10,871	12,421	32,929	39,035
Repairs		4,608	4,069	12,526	11,318
Entertainment		3,106	3,764	9,851	11,088
Advertising		24,195	26,011	69,509	71,384
Research & development		52,253	44,999	156,263	120,936
Service fees		48,226	63,609	174,380	159,180
Vehicles maintenance		2,064	1,720	6,035	5,716
Industry association fee		2,217	2,115	8,603	9,856
Conference		5,497	5,014	15,893	14,762
Others		25,579	17,894	56,744	49,409
Bad debt expenses		34,549	(1,013)	56,452	10,087

	~~W~~	717,936	660,505	2,101,583	1,917,000

(b)	Selling expenses

Selling expenses for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Freight and custody expenses	~~W~~	7,281	17,448	21,183	42,657
Operating expenses for distribution center		765	891	1,384	3,959
Sales commissions		17,222	8,159	58,979	48,879
Sales advertising		1,351	1,535	1,790	2,678
Sales promotion		2,329	2,305	7,536	6,781
Sample		744	760	1,869	1,754
Sales insurance premium		8,300	8,015	23,983	24,373
Contract cost		4,373	15,037	26,447	34,040
Others		3,039	179	7,394	9,060

	~~W~~	45,404	54,329	150,565	174,181

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Finance income
Interest income	~~W~~	144,378	126,731	446,113	352,767
Dividend income		49,416	16,773	72,630	46,213
Gain on foreign currency transactions		332,979	354,184	965,803	1,268,870
Gain on foreign currency translations		321,449	(152,643)	786,405	341,904
Gain on derivatives transactions		117,868	118,673	261,701	257,568
Gain on valuations of derivatives		(262,408)	91,311	252,873	406,524
Gain on disposal of financial assets at fair value through profit or loss		33,886	30,249	108,613	173,368
Gain on valuation of financial assets at fair value through profit or loss		27,748	(10,960)	154,385	379,237
Gain on valuation of financial liabilities at fair value through profit or loss		2,713	—	236,931	—
Others		3,364	4,030	8,262	12,706

	~~W~~	771,393	578,348	3,293,716	3,239,157

Finance costs
Interest expenses	~~W~~	268,101	252,638	787,113	753,583
Loss on foreign currency transactions		375,354	367,003	929,150	1,194,669
Loss on foreign currency translations		(17,473)	(24,285)	1,007,861	891,650
Loss on derivatives transactions		92,673	77,300	234,613	257,400
Loss on valuation of derivatives		(2,558)	8,193	61,055	65,646
Loss on disposal of trade accounts and notes receivable		19,429	14,796	57,778	56,032
Loss on disposal of financial assets at fair value through profit or loss		741	2,765	16,238	12,200
Loss on valuation of financial assets at fair value through profit or loss		17,317	(27,073)	44,455	14,964
Loss on valuation of financial liabilities at fair value through profit or loss		—	309,681	—	429,985
Others		14,362	12,374	41,055	28,740

	~~W~~	767,946	993,392	3,179,318	3,704,869

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Other non-operating income
Recovery of other bad debt expenses	~~W~~	3,184	2,529	6,875	3,084
Gain on disposals of investments in subsidiaries, associates and joint ventures(*1)		2,494	11,718	9,590	196,562
Gain on disposals of tangible assets		2,029	248	14,079	5,747
Gain on valuation of firm commitment		10,586	4,300	41,909	9,862
Reversal of other provisions		5,803	249	8,043	10,007
Premium income		175	1,612	782	10,542
Gain on bargain purchase(*1)		—	—	—	32,965
Gain on disposals of emission rights		(13,341)	1,796	2	25,855
Others		43,967	13,634	100,313	54,413

	~~W~~	54,897	36,086	181,593	349,037

Other non-operating expenses
Other bad debt expenses	~~W~~	8,861	8,991	20,460	20,141
Loss on disposals of assets held for sale(*2)		18	896	34,830	103,366
Loss on disposals of investments in subsidiaries, associates and joint ventures		(55)	4,375	42,539	8,776
Loss on disposals of property, plant and equipment		19,951	22,438	56,291	90,104
Impairment loss on property, plant and equipment		116,278	9,212	179,400	152,469
Impairment loss on intangible assets		351	20	362	4,792
Loss on valuation of firm commitment		9,222	13,951	28,366	36,221
Idle tangible asset expenses		(422)	3,600	1,919	15,883
Increase to provisions		6,646	711	13,839	7,256
Donations		6,353	11,850	41,424	44,482
Others		11,205	11,314	53,791	47,644

	~~W~~	178,408	87,358	473,221	531,134

(*1)

During the nine-month period ended September 30, 2023, investments in QSONE Co.,Ltd., which had been previously classified as investments in associates, were reclassified as investments in subsidiaries. As a result, the Group recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~32,965 million of gain on bargain purchase.

(*2)

During the nine-month period ended September 30, 2023, the Group disposed of CSP - Compania Siderurgica do Pecem, which was classified as assets held for sale, and recognized ~~W~~102,470 million of loss on disposals of assets held for sale.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Raw material used, changes in inventories and others	~~W~~	11,559,948	11,411,955	32,047,240	36,825,660
Employee benefits expenses		1,223,901	1,191,894	3,640,771	3,329,080
Outsourced processing cost		2,463,406	2,491,243	7,785,600	7,476,099
Electricity and water expenses		277,401	250,569	860,611	815,238
Depreciation(*1)		941,483	856,916	2,629,545	2,502,740
Amortization		115,833	126,561	352,394	369,038
Freight and custody expenses		637,633	558,360	1,881,609	1,643,893
Sales commissions		17,222	8,159	58,979	48,879
Loss on disposal of property, plant and equipment		19,951	22,438	56,291	90,104
Impairment loss on property, plant and equipment		116,278	9,212	179,400	152,469
Impairment loss on intangible assets		351	20	362	4,792
Donations		6,353	11,850	41,424	44,482
Other expenses		376,848	912,797	3,743,804	2,464,593

	~~W~~	17,756,608	17,851,974	53,278,030	55,767,067

(*1)	Includes depreciation of investment property.

31. Income Taxes

The effective tax rates of the Group for each of the nine-month periods ended September 30, 2024 and 2023 are 22.98% and 24.30%, respectively.

In 2023, the Pillar Two legislation has been enacted in the Republic of Korea, where the controlling company of the Group is domiciled, and will be effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the nine-month period ended September 30, 2024 as the Group is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. As a result of the Group’s assessment on the Pillar Two income taxes, the Group did not recognize any income tax expense for the nine-month period ended September 30, 2024 as the impact of the global minimum top-up tax on the interim condensed consolidated financial statements as of September 30, 2024 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes, and accordingly, the Group did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(in Won, except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Profit attributable to controlling interest	~~W~~	452,654,013,695	488,201,057,965	1,523,302,524,204	1,904,353,303,522
Weighted-average number of common shares outstanding(*1)		75,699,376	75,876,207	75,816,833	75,867,296
Basic earnings per share	~~W~~	5,980	6,434	20,092	25,101

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2024	2023	2024	2023
Total number of common shares issued	83,297,040	84,571,230	84,143,400	84,571,230
Weighted-average number of treasury shares	(7,597,664)	(8,695,023)	(8,326,567)	(8,703,934)

Weighted-average number of common shares outstanding	75,699,376	75,876,207	75,816,833	75,867,296

(b)

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of September 30, 2024. Considering the anti-dilution effect as of September 30, 2023, the Group did not calculate diluted earnings per share. Diluted earnings per share for the three-month and nine-month periods ended September 30, 2024 are calculated as follows:

(in Won, except share information)	For the three-month period ended September 30, 2024		For the nine-month period ended September 30, 2024
Profit for the period	~~W~~	452,654,013,695	1,523,302,524,204
Gain or loss from revaluation of and exchange rate on exchangeable bonds		(8,425,258,347)	(138,904,137,256)
Adjusted weighted-average number of common shares outstanding(*1)		78,013,947	78,757,791
Diluted earnings(loss) per share		5,694	17,578

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024
Weighted-average number of common shares outstanding	75,699,376	75,816,833
Weighted-average number of potential common shares	2,314,571	2,940,958

Adjusted weighted-average number of common shares	78,013,947	78,757,791

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

33. Related Party Transactions

(a)	Related parties of the Group as of September 30, 2024 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO,

PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd,

South -East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,

AES Mong Duong Power Company Limited, KOREA LNG LTD.,

Nickel Mining Company SAS and others.

(b)	Significant transactions between the Group and its related parties for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	163,004	—	1,427	—	136
SNNC		84,760	—	12	273,107	1,342
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		37,595	—	—	782	—
Gunggi Green Energy		24,803	—	—	—	5,238
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		10,106	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		38,199	—	—	241	—
South-East Asia Gas Pipeline Company Ltd.		—	41,843	—	—	—
POSCO MC MATERIALS		99,021	1,800	—	5,324	303
Samcheok Blue Power Co., Ltd.		234,445	8,208	687	—	—
Pocheon-Hwado Highway Corp.		56,516	—	—	—	1
POSCO(Guangdong) Automotive Steel Co., Ltd		209,708	—	—	237,225	—
HBIS-POSCO Automotive Steel Co., Ltd		32,117	—	—	16,714	—
Roy Hill Holdings Pty Ltd		249	253,262	9,680	1,362,711	—
Others		83,752	105,101	3,957	145,873	242,498

	~~W~~	1,074,275	410,214	15,763	2,041,977	249,518

(*1)	As of September 30, 2024, the Group provides payment guarantees to related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	For the nine-month period ended September 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	148,716	—	1,484	—	267
SNNC		121,654	—	87	453,382	1,317
Noeul Green Energy		6,499	—	12	—	1,315
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		11,514	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		31,586	—	—	74	—
South-East Asia Gas Pipeline Company Ltd.		—	40,971	—	—	—
POSCO MC MATERIALS		76,283	—	46	5,059	1,564
Samcheok Blue Power Co., Ltd.		410,672	7,494	—	—	—
Pocheon-Hwado Highway Corp.		93,754	—	—	—	—
Roy Hill Holdings Pty Ltd		—	257,174	—	1,261,855	—
Others		338,231	149,580	14,053	426,554	79,748

	~~W~~	1,238,909	455,219	15,682	2,146,924	84,211

(*1)	As of September 30, 2023, the Group provides payment guarantees to related parties (see Note 34).

(c)	The balances of receivables and payables arising from significant transactions between the Group and its related parties as of September 30, 2024 and December 31, 2023 are as follows:

1)	September 30, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	38,624	—	1,674	40,298	—	29,876	29,876
Gunggi Green Energy		6,180	—	10,706	16,886	—	498	498
POSCO(Guangdong) Automotive Steel Co., Ltd		48,629	4,541	—	53,170	41,786	—	41,786
AMCI(WA)PTYLTD		—	140,976	—	140,976	—	—	—
HBIS-POSCOAutomotiveSteelCo.,Ltd		19,446	—	—	19,446	1,664	4,615	6,279
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		3,897	—	—	3,897	—	—	—
Samcheok Blue Power Co., Ltd.		173,141	—	136	173,277	—	76,917	76,917
Nickel Mining Company SAS		—	66,333	377	66,710	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		15,028	—	—	15,028	—	—	—
POSCO MC MATERIALS		15,289	—	77	15,366	762	282	1,044
Pocheon-Hwado Highway Corp.		11,161	—	—	11,161	—	3,175	3,175
UITrans LRT Co., Ltd.		1,139	51,051	8,873	61,063	—	2,554	2,554
Roy Hill Holdings Pty Ltd		27,521	—	8,538	36,059	204,841	—	204,841
SNNC		8,559	—	57	8,616	14,069	1,014	15,083
FQM Australia Holdings Pty Ltd		—	265,572	—	265,572	—	—	—
Others		17,775	15,918	125,294	158,987	4,635	9,490	14,125

	~~W~~	386,389	544,391	155,732	1,086,512	267,757	128,779	396,536

(*1)	As of September 30, 2024, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~419,390 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	December 31, 2023

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	15,260	—	1,497	16,757	—	39,089	39,089
Gunggi Green Energy		10,714	—	8,450	19,164	—	149	149
POSCO(Guangdong) Automotive Steel Co., Ltd		59,910	—	3	59,913	52,961	—	52,961
AMCI(WA)PTYLTD		—	110,540	—	110,540	—	—	—
HBIS-POSCOAutomotiveSteelCo.,Ltd		21,912	—	103	22,015	1,805	8,837	10,642
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		4,086	—	—	4,086	—	—	—
Samcheok Blue Power Co., Ltd.		162,759	—	213	162,972	—	9,605	9,605
Nickel Mining Company SAS		—	64,197	582	64,779	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,162	—	—	14,162	—	—	—
POSCO MC MATERIALS		13,835	—	82	13,917	1,156	—	1,156
Pocheon-Hwado Highway Corp.		33,944	—	—	33,944	—	7,712	7,712
UITrans LRT Co., Ltd.		—	46,335	8,395	54,730	—	2,398	2,398
Roy Hill Holdings Pty Ltd		88,217	—	22,002	110,219	263,440	—	263,440
SNNC		15,072	—	60	15,132	25,352	1,731	27,083
FQM Australia Holdings Pty Ltd		—	256,938	1,394	258,332	—	—	—
Others		17,499	16,589	124,849	158,937	4,837	5,599	10,436

	~~W~~	457,370	494,599	167,630	1,119,599	349,551	75,478	425,029

(*1)	As of December 31, 2023, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~404,872 million.

(d)	Major financial transactions between the Group and its related parties for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(966)	345	4,205
Nickel Mining Company SAS		64,197	—	—	2,136	66,333
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	120	1,320
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	4,905	—	23,894	140,976
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,158	—	—	127	5,285
FQM Australia Holdings Pty Ltd		256,938	1,531	—	7,103	265,572
POHANG E&E Co. , LTD		1,646	1,082	—	—	2,728
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	47,610	(57,859)	458	4,541

	~~W~~	510,570	59,846	(60,204)	34,181	544,393

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd		247,868	2,637	—	6,433	256,938
POHANG E&E Co. , LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	~~W~~	532,515	20,628	(69,477)	12,572	496,238

(*1)	Includes adjusted foreign currency translation differences and others.

(e)	For each of the nine-month periods ended September 30, 2024 and 2023, there were additional investments in associates and joint ventures. (See Note 9 “Investments in Associates and Joint Ventures”).

(f)	For each of the nine-month periods ended September 30, 2024 and 2023, details of compensation to the Group’s key management officers are as follows:

(in millions of Won)	September 30, 2024		September 30, 2023
Short-term benefits	~~W~~	123,032	147,078
Long-term benefits		7,754	6,903
Retirement benefits		19,865	23,183

	~~W~~	150,651	177,164

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Group has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Group as of September 30, 2024 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	263,920	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	4,664,400,000	6,155,142	600,844,618	792,875
POSCO	POSCO MEXICO S.A. DE C.V.	Citibank and others	USD	40,000,000	52,784	40,000,000	52,784
	POSCO-VIETNAM Co., Ltd.	Shinhan Bank and others	USD	110,000,000	145,156	49,999,999	65,980
	POSCO COATED STEEL (THAILAND) CO., LTD.	HSBC and others	THB	4,800,000,000	195,600	2,736,000,000	111,492
	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	162,113	122,850,000	162,113
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	POSCO Asia Co., Ltd.	USD	180,000,000	237,528	150,000,000	197,940
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	17,419	11,000,000	14,516
	PT. Bio Inti Agrindo	BTPN and others	IDR	974,400,000,000	84,968	902,400,000,000	78,689
	POSCO ASSAN TST STEEL INDUSTRY Inc	Woori Bank Hong Kong and others	USD	13,650,000	18,013	13,650,000	18,013
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam				20,107,014	26,533
	POSCO INTERNATIONAL JAPAN Corp.					7,005,990	9,245
	POSCO INTERNATIONAL AMERICA CORP.					—	—
	POSCO INTERNATIONAL SINGAPORE PTE., LTD.					—	—
	POSCO INTERNATIONAL MALAYSIA SDN. BHD.					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO International MEXICO E-MOBILITY S.A de C.V					—	—
	POSCO International POLAND E-MOBILITY Sp.z.o.o.		USD	50,000,000	65,980	—	—
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	5,000,000	6,598	5,000,000	6,598
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	135,791	47,251,419	62,353
	Posco International Mexico e-Mobility S.A DE C.V.	Export-Import Bank of Korea and others	USD	31,054,800	40,980	30,379,000	40,088
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	990	750,000	990
POSCO Eco & Challenge Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd.	USD	15,000,000	19,794	15,000,000	19,794
POSCO STEELEON CO., LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,457	9,952,170	13,133
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	292,547	129,260,280	126,233
POSCO WIDE Co., Ltd	POSCO	Seoul Guarantee Insurance	KRW	30	30	30	30
	POSCO FUTURE M CO., LTD.		KRW	68	68	68	68
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	67,807	46,000,000	67,807
POSCO	POSUK Titanium	Shinhan Bank	USD	12,750,000	16,825	12,750,000	16,825
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	8,775	6,650,000	8,775
POSCO Eco & Challenge Co., Ltd.(*1)	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	126,360	126,360
[Others]
POSCO Eco & Challenge Co., Ltd.(*2)	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	1,238,283	1,238,283	560,867	560,867
POSCO WIDE Co., Ltd.	Korea Electric Power Corporation and others	Seoul Guarantee Insurance	KRW	8,157	8,157	8,157	8,157
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,422,062	16,809	18,422,062	16,809
PT. Bio Inti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	6,976	30,933,333,333	2,697
POSCO-TCS	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	54,569,000	2,224	54,569,000	2,224
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	20,000	26	20,000	26
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	833,764,043	13,140	833,764,043	13,140

			USD	5,582,215,154	7,366,291	1,143,210,210	1,508,581
			KRW	1,395,738	1,395,738	695,482	695,482
			IDR	1,054,400,000,000	91,944	933,333,333,333	81,386
			INR	833,764,043	13,140	833,764,043	13,140
			THB	4,854,569,000	197,824	2,790,569,000	113,716
			EUR	46,000,000	67,807	46,000,000	67,807
			AUD	18,422,062	16,809	18,422,062	16,809
			CAD	299,562,500	292,547	129,260,280	126,233

(*1)	The above contingencies include PF contracts, which provide credit enhancement through payment guarantee in relation to the SOC projects as of September 30, 2024.
(*2)	The above contingencies include PF contracts, which guarantee the subcontractors’ intermediate payment loans in relation to the maintenance projects and others as of September 30, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	Details of credit enhancements by type of the Group’s PF business as of September 30, 2024 are as follows:

①	Maintenance projects and others

a.	The information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follow:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	43,547	36,289	36,289	—	—	36,289	—	—	—

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		538,200	303,400	303,400	15,800	—	—	—	287,600	—

[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		1,013,386	455,915	455,915	81,095	43,498	158,045	—	99,317	73,960
	Other projects	Civic Center PFV	Bridge loan	Debt assumption		45,000	45,000	45,000	—	45,000	—	—	—	—
	Other projects	Daon I & P	Main PF	Joint guarantee		36,000	8,400	8,400	—	—	—	8,400	—	—
	Other projects	Ecocity	Main PF	Debt assumption		53,300	22,800	22,800	—	—	—	22,800	—	—
POSCO DX	Other projects	Jeonnong schoo keeper co. and others	Main PF	Supplemental funding agreement		1,122,320	123,309	418,051	—	—	—	—	—	418,051

						2,270,006	655,424	950,166	81,095	88,498	158,045	31,200	99,317	492,011

					~~W~~	2,851,753	995,113	1,289,855	96,895	88,498	194,334	31,200	386,917	492,011

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of construction of office buildings, retail shops, warehouses and educational facilities.

b.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of September 30, 2024 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	23	~~W~~	10,835,456	4,038,729	2,055,660
	Between the Group	23		6,914,233	2,635,525	1,184,274

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt acceptance upon loan origination amounts to ~~W~~80,198 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of guarantee for construction completion may vary depending on factors such as the reasons attributable to the project participants upon actual execution of guarantee for the responsibility completion.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

c.	Details of contingencies of claim for damages in the event of non-compliance with construction completion covenant as of September 30, 2024 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	1	~~W~~	305,519	76,000	20,000
	Between the Group	1		305,519	76,000	20,000
Other projects	All	36		10,983,042	8,493,300	6,374,327
	Between the Group	36		10,050,911	7,935,970	5,914,597

	All	37		11,288,561	8,569,300	6,394,327
	Between the Group	37	~~W~~	10,356,430	8,011,970	5,934,597

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~8,400 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of guarantee for construction completion may vary depending on factors such as the reasons attributable to the project participants upon actual execution of guarantee for the responsibility completion.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	2	~~W~~	81,883	31,220
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		24,923	22,323
POSCO Eco & Challenge Co., Ltd.	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	2		205,051	157,807
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		319,526	286,182
	POHANG E&E Co., LTD(*3)	Providing funds and supplemental funding agreement	2		71,930	47,664
	Pureun Tongyeong Enviro Co., Ltd.(*3)	Providing funds	1		22,714	11,195
	Pure Gimpo. Co., Ltd(*3)	Providing funds	1		51,565	23,715
	Clean Iksan Co., Ltd(*3)	Providing funds	1		44,054	22,625

			11		821,646	602,731

[Others]
POSCO DX	Western Inland highway CO., LTD.	Providing funds	1		47,348	25,862
	Busan Sanseong Tunnel	Refinancing	1		7,621	13,504
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO., LTD. and others	Supplemental funding agreement	11		62,720	29,391
	Western Inland highway CO., LTD. and others	Providing funds	42		2,752,922	1,364,594
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			57		2,908,157	1,461,541

			68	~~W~~	3,729,803	2,064,272

(*1)	The Group provides a funding commitment of ~~W~~79,625 million (including other shares: ~~W~~279,900 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~308,505 million (including other shares: ~~W~~558,077 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*3)	The Group provides a funding commitment of ~~W~~101,426 million (including other shares: ~~W~~184,377 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

3)	Other guarantees

①

As of September 30, 2024, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	10,301	10,301	TRADE INSURANCE CORPORATION and others
POSCO WIDE Co., Ltd	POSCO Eco & Challenge Co., Ltd.	Guarantee on performance and others		255	255	Seoul Guarantee Insurance
	POSCO DX	Guarantee on performance		6	6	Seoul Guarantee Insurance
	POSCO STEELEON CO., LTD.	Guarantee on performance		45	45	Seoul Guarantee Insurance
	POSCO INTERNATIONAL Corporation	Guarantee on performance		134	134	Seoul Guarantee Insurance

				10,741	10,741

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT. Tanggamus Electric Power	Letter of credit		2,691	2,691	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,375	2,375	Hana Bank
	Pocheon-Hwado Highway Corp.	Guarantee on performance for projects		23,315	23,315	Construction Guarantee Cooperative

				28,381	28,381

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd and others	Guarantee on performance for construction and others		7,610,135	7,607,678	Construction Guarantee Cooperative and others
POSCO WIDE Co., Ltd	Pureun Paju Co., Ltd. and others	Guarantee on performance and others		17,519	17,519	Seoul Guarantee Insurance
POSCO M-TECH	SAMA ALUMINIUM CO., LTD	Guarantee on performance		83	83	Seoul Guarantee Insurance
Shinan Green Energy Co., LTD.	Sinan-gun Jeollanam-do	Guarantee on performance		2,963	2,963	Seoul Guarantee Insurance
POSCO DX	Western Inland highway CO., LTD. and others	Supplemental funding agreement and others		1,685	1,685	Seoul Guarantee Insurance

				7,632,385	7,629,928

			~~W~~	7,671,507	7,669,050

②	As of September 30, 2024, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	7,066,677	7,066,677
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		901,168	461,499
Seoul Guarantee Insurance	Construction performance guarantee and others		560,144	560,144
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		5,201,956	5,196,705
Woori Bank and others	Guarantee on performance for contracts		1,986,365	791,897
Korea software financial cooperative	Guarantee on performance for contracts		121,221	121,221
Seoul Guarantee Insurance	Guarantee on performance for contracts		32,738	32,738
Construction Guarantee Cooperative	Guarantee on performance for contracts		4,997	4,997

		~~W~~	15,875,266	14,235,878

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(c)	Other commitments

Details of other commitments of the Group as of September 30, 2024 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of September 30, 2024, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 83,671 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2024.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2024, 30 million tons of iron ore and 9 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of September 30, 2024, there are 36 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of September 30, 2024, the amount which is exposed to the ship purchase agreements entered into is USD 31 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in December 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of September 30, 2024, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment. Among them, the remaining amount of the core capital investment obligation is ~~W~~17,509 million and the payment period is expected to be in the fourth quarter of 2024.

POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.)	In accordance with the GP Shareholders Agreement between POSCO FUTURE MATERIALS CANADA INC. and GM Battery Raw Materials Corporation (hereinafter referred to as GM), if, POSCO FUTURE M Co., LTD. (POSCO FUTURE MATERIALS CANADA INC’s shareholders) fails to obtain approval for the export of national core technology under the ‘Act On Prevention Of Divulgence And Protection Of Industrial Technology’ in Korea within two years from the date of signing the agreement, GM may sell its shares of ULTIUM CAM GP INC. and ULTIUM CAM LIMITED PARTNERSHIP held by Posco Future Materials Canada Inc.. GM has the right to exercise this put option until the 27th month from the date of signing the agreement. When GM exercises the put option, Posco Future Materials Canada Inc. is required to immediately purchase GM’s shares at a price of the fair market value of GM’s shares or 125% of the total amount of capital contributions made by GM before the closing of the sale, whichever amount is greater. As of September 30, 2024, the Company recognized ~~W~~196,845 million as other financial liabilities related to the terms of this agreement.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(d)	Litigation in progress

The Group is involved in 404 lawsuits amounting in total to ~~W~~915.5 billion as defendant as of September 30, 2024, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~46.9 billion for 38 lawsuits based on its reliable estimate of outflow of resources. However, the Group has not recognized any provisions for the other lawsuits and claims since the Group believes that it does not have a present obligation as of September 30, 2024.

(e)	Other contingencies

Other major contingencies for the Group as of September 30, 2024 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of September 30, 2024, POSCO INTERNATIONAL Corporation has provided 24 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of September 30, 2024, POSCO Eco & Challenge Co., Ltd. has provided 38 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of September 30, 2024, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	September 30, 2024		September 30, 2023
Trade accounts and notes receivable	~~W~~	57,694	(1,541,321)
Other receivables		(216,705)	250,895
Inventories		312,139	1,487,683
Other current assets		(26,464)	(145,844)
Other non-current assets		(21,825)	(39,956)
Trade accounts and notes payable		(245,564)	(476,744)
Other payables		(116,490)	(700,610)
Other current liabilities		37,423	(233,150)
Provisions		(186,254)	(227,116)
Right to use and profit		101,557	—
Payments of severance benefits		(309,176)	(219,124)
Plan assets		194,123	169,089
Other non-current liabilities		(31,304)	(19,091)

	~~W~~	(450,846)	(1,695,289)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. During the nine-month period ended September 30, 2024, the Group changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Group has classified the business segment and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Secondary battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(b)

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(c)	The information about reportable segments as of and for each of the nine-month periods ended September 30, 2024 and 2023 is as follows:

1)	For the nine-month period ended September 30, 2024

			Infrastructure			Secondary bettery materials
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	29,436,774	17,200,766	5,586,634	279,312	2,321,868	57,645	54,882,999
Internal revenues		17,125,375	15,402,898	1,889,536	2,763,952	746,939	1,485,193	39,413,893
Inter segment revenues		11,161,623	7,119,429	1,801,395	2,752,776	721,458	1,467,893	25,024,574
Total revenues		46,562,149	32,603,664	7,476,170	3,043,264	3,068,807	1,542,838	94,296,892
Segment profits		697,542	659,154	62,528	97,423	(65,415)	1,442,488	2,893,720

2)	For the nine-month period ended September 30, 2023

			Infrastructure			Secondary bettery materials
(in millions of Won)	Steel		Construction	Trading	Energy and others		Others	Total
External revenues	~~W~~	30,686,602	18,279,949	6,127,712	338,175	2,939,530	91,112	58,463,080
Internal revenues		17,432,758	14,341,819	1,345,284	2,464,390	728,789	1,255,851	37,568,891
Inter segment revenues		11,693,650	6,790,495	1,263,327	2,462,010	725,224	1,241,031	24,175,737
Total revenues		48,119,360	32,621,768	7,472,996	2,802,565	3,668,319	1,346,963	96,031,971
Segment profits		1,374,771	682,697	138,130	119,966	20,848	897,578	3,233,990

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

(in millions of Won)	September 30, 2024		September 30, 2023
Total profit for reportable segments	~~W~~	2,893,720	3,233,990
Corporate fair value adjustments		(30,389)	160,686
Elimination of inter-segment profit		(1,212,477)	(1,227,904)
Income tax expense		492,511	695,498

Profit before income tax expense	~~W~~	2,143,365	2,862,270

37. Events After the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on November 1, 2024, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.1 billion).
(b)

Pursuant to the resolution of the Board of Directors on November 1, 2024, the Company decided to acquire ~~W~~500 billion of the ~~W~~600 billion in hybrid bonds to be issued by POSCO Future M Co., Ltd., the subsidiary for the purpose of strengthening financial soundness, etc. The issuance and acquisition of these hybrid bonds are scheduled for December 18, 2024.

(c)

Pursuant to the resolution of the Board of Directors on November 1, 2024, the Company decided to sell the shares of four companies including POSCO Maharashtra Steel Private Limited in order to support the follow-up actions of vertical spin-off and enhance the management efficiency of the steel business within the Group.

(d)

There was fire incident at 3FINEX plant of POSCO Co., Ltd., the subsidiary, on November 10, 2024. The extent of the damage and the details of the insurance coverage under the property insurance are currently being verified.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for the nine-month period ended September 30, 2024

with the independent auditor’s review report

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of September 30, 2024, and the related interim condensed separate statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2024, interim condensed separate statement of changes in equity and interim condensed separate statement of cash flows for the nine-month period ended September 30, 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

The interim condensed separate statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2023 and interim condensed separate statement of changes in equity and interim condensed separate statement of cash flows for the nine-month period ended September 30, 2023, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by KPMG Samjong Accounting Corp., whose review report dated November 14, 2023 expressed an unqualified review conclusion thereon.

Moreover, the separate statement of financial position as of December 31, 2023, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein), have been audited by KPMG Samjong Accounting Corp., in accordance with KSA, whose report dated March 13, 2024 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited separate statement of financial position.

November 14, 2024

This review report is effective as of November 14, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

2

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the nine-month periods ended September 30, 2024 and 2023

“The accompanying interim condensed separate financial statements, including all footnotes and disclosures,

have been prepared by, and are the responsibility of, the Company.”

Kisub Jung

Chief Strategy Officer

POSCO HOLDINGS INC.

3

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position

as of September 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	September 30, 2024 (unaudited)		December 31, 2023
Assets
Cash and cash equivalents	18	~~W~~	481,718	376,914
Trade accounts and notes receivable, net	4,18,22		152,115	238,332
Other receivables, net	5,18,29		31,473	68,821
Other short-term financial assets	6,18		2,550,702	3,940,743
Current income tax assets			15,208	32,015
Other current assets	11		2,854	1,074

Total current assets			3,234,070	4,657,899

Other receivables, net	5,18,29		13,316	6,955
Other long-term financial assets	6,18		893,797	1,131,074
Investments in subsidiaries, associates and joint ventures	7		45,958,396	45,321,370
Investment property, net	8		305,182	309,900
Property, plant and equipment, net	9		314,765	197,787
Intangible assets, net	10		18,524	19,341
Defined benefit assets, net	16		1,944	—
Other non-current assets	11		8,632	1,872

Total non-current assets			47,514,556	46,988,299

Total assets		~~W~~	50,748,626	51,646,198

(continued)

4

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position, continued

as of September 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	September 30, 2024 (unaudited)		December 31, 2023
Liabilities
Short-term borrowings and current installments of long-term borrowings	12,18	~~W~~	39,919	1,756,691
Other current payables	13,18,22,29		42,889	39,739
Other short-term financial liabilities	14,18,29		14,113	1,571
Provisions	15		7,579	14,983
Other current liabilities	17,22		6,203	6,686

Total current liabilities			110,703	1,819,670

Long-term borrowings, excluding current installments	12,18		1,347	1,316
Other non-current payables	13,18,29		30,492	26,804
Other long-term financial liabilities	14,18,29		—	6,968
Defined benefit liabilities, net	16		—	4,283
Deferred tax liabilities			2,333,361	2,281,500
Long-term provisions	15,30		1,710	2,634
Other non-current liabilities	17,22		2,618	3,158

Total non-current liabilities			2,369,528	2,326,663

Total liabilities			2,480,231	4,146,333

Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,367,990	1,370,557
Accumulated other comprehensive income (loss)	20		(23,327)	30,678
Treasury shares	21		(1,550,862)	(1,889,658)
Retained earnings			47,992,191	47,505,885

Total equity			48,268,395	47,499,865

Total liabilities and equity		~~W~~	50,748,626	51,646,198

The accompanying notes are an integral part of the interim condensed separate financial statements.

5

POSCO HOLDINGS INC.

Interim condensed separate statements of comprehensive income for each of the three-month and nine-month periods

ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won, except per share informations)		For the three-month period ended September 30 (Unaudited)			For the nine-month period ended September 30 (Unaudited)
	Notes	2024		2023	2024	2023
Operating revenue	22,29	~~W~~	402,270	473,685	1,460,868	1,268,512
Operating expenses	23,26,29		(92,447)	(77,730)	(281,956)	(232,845)

Operating profit			309,823	395,955	1,178,912	1,035,667

Finance income and costs	18,24
Finance income			56,357	46,435	399,639	251,632
Finance costs			(17,649)	(321,519)	(80,106)	(527,402)
Other non-operating income and expenses	25,26,29
Other non-operating income			676	2,407	2,243	11,478
Other non-operating expenses			(699)	(6,077)	(5,970)	(7,515)

Profit before income tax			348,508	117,201	1,494,718	763,860
Income tax benefit (expense)	27		(13,513)	36,184	(26,146)	121,571

Profit			334,995	153,385	1,468,572	885,431

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	16		(11)	(41)	(243)	(254)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,18,20		30,727	96,590	(35,849)	175,656

Total comprehensive income		~~W~~	365,711	249,934	1,432,480	1,060,833

Earnings per share (in Won)	28
Basic earnings per share (in Won)			4,425	2,022	19,370	11,671
Diluted earnings per share (in Won)		~~W~~	4,186	2,022	16,883	11,671

The accompanying notes are an integral part of the interim condensed separate financial statements.

6

POSCO HOLDINGS INC.

Interim condensed separate statements of changes in equity

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2023	~~W~~	482,403	1,360,894	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	885,431	885,431
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(254)	(254)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	175,320	—	336	175,656
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	(379,381)	(379,381)
Disposal of treasury shares		—	4,082	—	5,864	—	9,946
Share-based payment		—	3,084	—	—	—	3,084

Balance as of September 30, 2023	~~W~~	482,403	1,368,060	(13,481)	(1,886,444)	47,764,109	47,714,647

Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit		—	—	—	—	1,468,572	1,468,572
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(243)	(243)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(54,005)	—	18,156	(35,849)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(379,381)	(379,381)
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of September 30, 2024	~~W~~	482,403	1,367,990	(23,327)	(1,550,862)	47,992,191	48,268,395

The accompanying notes are an integral part of the interim condensed separate financial statements.

7

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won)		For the nine-month period ended
	Notes	September 30, 2024 (unaudited)		September 30, 2023 (unaudited)
Cash flows from operating activities
Profit		~~W~~	1,468,572	885,431
Adjustments for :
Expenses related to post-employment benefit			5,020	4,766
Depreciation			10,219	8,227
Amortization			1,280	897
Impairment loss on trade and other receivables			106	2,351
Finance income			(394,481)	(245,324)
Dividend income			(1,320,175)	(1,113,179)
Finance costs			72,299	523,797
Loss on disposal of property, plant and equipment			—	2,254
Gain on disposal of intangible assets			(141)	—
Loss on disposal of intangible assets			253	—
Gain on disposal of investments in subsidiaries, associates and joint venture			—	(236)
Loss on disposal of assets held for sale			—	998
Increase (decrease) to provisions			180	(7,568)
Income tax expense (benefit)			26,146	(121,571)
Share-based payments expense			—	5,904
Others			(2)	(135)
Changes in operating assets and liabilities	31		23,542	(4,585)
Interest received			63,853	34,492
Dividends received			1,369,071	1,049,770
Income taxes paid			52,441	201,097

Net cash provided by operating activities		~~W~~	1,378,183	1,227,386

(continued)

8

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

(in millions of Won)		For the nine-month period ended
	Notes	September 30, 2024 (unaudited)		September 30, 2023 (unaudited)
Cash flows from investing activities
Decrease in deposits		~~W~~	3,050,000	600,000
Proceeds from disposal of short-term financial instruments			3,219,599	4,872,223
Collection of short-term loans			—	1,249
Collection of long-term loans			—	2,000
Proceeds from disposal of equity securities			194,230	—
Proceeds from disposal of other securities			5,663	564
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			13,353	869,550
Proceeds from disposal of intangible asstes			1,677	—
Collection of short-term lease security deposits			491	—
Increase in deposits			(2,550,000)	(2,190,000)
Acquisition of short-term financial instruments			(2,243,699)	(4,661,764)
Acquisition of long-term financial instruments			—	(2)
Increase in long-term loans			(106)	—
Acquisition of other securities			(15,932)	(21,492)
Acquisition of investment in subsidiaries, associates and joint ventures			(620,852)	(895,987)
Acquisition of investment properties			(1,200)	(54,834)
Acquisition of property, plant and equipment			(122,640)	(12,613)
Acquisition of intangible asstes			(2,522)	(2,966)
Payment of short-term lease security deposits			(536)	—
Net cash provided by (used in) investing activities		~~W~~	927,526	(1,494,072)

Cash flows from financing activities
Increase in long-term financial liabilities			3,148	3,781
Payment of cash dividends			(569,458)	(531,444)
Repayment of current installments of long-term borrowings			(1,542,400)	—
Acquisition of treasury shares			(92,311)	—

Net cash used in financing activities		~~W~~	(2,201,021)	(527,663)

Effect of exchange rate fluctuation on cash held			116	—
Net increase (decrease) in cash and cash equivalents			104,804	(794,349)
Cash and cash equivalents at beginning of the period			376,914	1,415,201

Cash and cash equivalents at end of the period		~~W~~	481,718	620,852

The accompanying notes are an integral part of the interim condensed separate financial statements.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

September 30, 2024 and 2023 (Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of September 30, 2024, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2023. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2023 except for the matters mentioned below.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2023.

(a)	Supplier Finance Arrangements – Amendments to KIFRS 1007 and KIFRS 1107

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Company’s interim condensed separate financial statements.

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Company’s interim condensed separate financial statements.

(c)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the Company’s interim condensed separate financial statements.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Trade accounts and notes receivable	~~W~~	51,370	100,323
Unbilled receivables (contract assets)		100,745	138,009
Less: Allowance for doubtful accounts		—	—

	~~W~~	152,115	238,332

5. Other Receivables

Other receivables as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Other accounts receivable	~~W~~	9,017	51,530
Others(*1)		26,449	21,193
Less: Allowance for doubtful accounts(*1)		(3,993)	(3,902)

	~~W~~	31,473	68,821

Non-current
Long-term loans(*1)	~~W~~	222,491	217,349
Long-term other accounts receivable		13,016	6,945
Others		300	10
Less: Allowance for doubtful accounts(*1)		(222,491)	(217,349)

	~~W~~	13,316	6,955

(*1)

The Company recognized an allowance for doubtful accounts for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables during the year ended December 31, 2023.

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Deposit instruments	~~W~~	1,250,000	1,750,000
Short-term financial instruments		1,300,702	2,190,743

	~~W~~	2,550,702	3,940,743

Non-current
Equity securities	~~W~~	677,686	926,752
Other securities		216,109	204,320
Deposit instruments		2	2

	~~W~~	893,797	1,131,074

(b)	Equity securities as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024							December 31, 2023
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	464,139	(9,823)	464,139	462,775
KB Financial group Inc.	—	—		—	—	—	—	209,016
CSN Mineracao S.A.	102,186,675	1.86		206,265	171,203	(35,062)	171,203	212,617

				680,227	635,342	(44,885)	635,342	884,408

Non-marketable equity securities
PLANTEC Co,. Ltd	18,337,912	10.99		19,437	40,362	20,925	40,362	40,362
Intellectual Discovery Co., Ltd	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M MEDIA Co., Ltd	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	42,344	14,551	42,344	42,344

			~~W~~	708,020	677,686	(30,334)	677,686	926,752

7. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures of as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Subsidiaries	~~W~~	43,034,011	42,519,521
Associates		230,552	230,552
Joint ventures		2,693,833	2,571,297

	~~W~~	45,958,396	45,321,370

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Details of subsidiaries and carrying amounts as of September 30, 2024 and December 31, 2023 are as follows:

			September 30, 2024			December 31, 2023
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,714,703	29,698,113
POSCO INTERNATIONAL Corporation	Korea	Trading and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,014,963	1,013,453
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO.,LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,687	895,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.47		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium Hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO CNGR Nickel Solution(*1)	Korea	Nickel refining	60.00		49,520	—
POSCO ZT AIR SOLUTION(*2)	Korea	Manufacturing and Sales of High-Purity Rare Gases	75.10		63,308	—
Others (11 companies)					465,945	442,847

					37,311,026	37,157,000

[Foreign]
POSCO WA PTY LTD.	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,514	722,514
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD.	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,792	283,792
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,552	144,552
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	60.00		71,686	71,686
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.(*3)	Argentina	Mineral exploration, manufacturing and sales	100.00		1,510,551	1,150,087
Others (18 companies)					301,014	301,014

					5,722,985	5,362,521

				~~W~~	43,034,011	42,519,521

(*1)

During the nine-month period ended September 30, 2024, the Company acquired 60% of shares of POSCO CNGR Nickel Solution Co., Ltd. at ~~W~~49,520 million and classified the acquired equity interests as investments in subsidiaries.

(*2)

During the nine-month period ended September 30, 2024, the Company acquired 75.1% of shares of POSCO ZT AIR SOLUTION at ~~W~~63,308 million and classified the acquired equity interests as investments in subsidiaries.

(*3)

During the nine-month period ended September 30, 2024, the Company acquired ~~W~~360,464 million of additional investment in subsidiaries by participating in POSCO Argentina S.A.U.‘s capital increase to invest in an Argentine brine lithium commercialization plant.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(c)	Details of associates and carrying amounts as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)			September 30, 2024			December 31, 2023
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00	~~W~~	26,025	26,025
Others (5 companies)					12,111	12,111

					38,136	38,136

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
ZHEJIANG HUAYOU-POSCO ESM CO., LTD(*1)	China	Precursors manufacturing and sales	8.29		22,423	22,423
Others (3 companies)					13,799	13,799

					192,416	192,416

				~~W~~	230,552	230,552

(*1)

As of September 30, 2024, the entities are classified as associates since the Company has significant influence over the investees although the Company’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)			September 30, 2024			December 31, 2023
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY(*2)	Indonesia	Nickel Smelting	49.00		413,555	293,361
Hydrogen Duqm LLC(*3)	Oman	Green Hydrogen/Ammonia product business development	44.80		2,342	—
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
SNNC	Korea	STS material manufacturing and sales	49.00		100,631	100,631

				~~W~~	2,693,833	2,571,297

(*1)

As of September 30, 2024 and December 31, 2023, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.

(*2)

During the nine-month period ended September 30, 2024, the Company acquired ~~W~~120,194 million of additional investment in joint ventures by participating in PT NICOLE METAL INDUSTRY‘s capital increase to invest in a nickel dry smelting plant in Indonesia.

(*3)	During the nine-month period ended September 30, 2024, the Company acquired 44.8% of shares in Hydrogen Duqm LLC, for ~~W~~2,342 million and classified them as an investment in joint ventures.

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

8. Investment Property

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Acquisition	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	193,446	1,200	—	50	194,696
Buildings		101,229	—	(5,435)	77	95,871
Structures		15,225	—	(618)	8	14,615

	~~W~~	309,900	1,200	(6,053)	135	305,182

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisition	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	131,069	54,891	—	7,486	193,446
Buildings		83,528	—	(7,078)	24,779	101,229
Structures		6,102	—	(610)	9,733	15,225

	~~W~~	220,699	54,891	(7,688)	41,998	309,900

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

9. Property, Plant and Equipment

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	50,197	4	—	(50)	50,151
Buildings		29,539	37	(1,427)	(78)	28,071
Structures		7,748	1	(302)	(7)	7,440
Machinery and equipment		27,549	276	(1,543)	—	26,282
Vehicles		63	—	(16)	—	47
Furniture and fixtures		13,485	149	(878)	—	12,756
Construction-in-progress		69,206	120,812	—	—	190,018

	~~W~~	197,787	121,279	(4,166)	(135)	314,765

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	51,310	8,079	—	—	(1,706)	(7,486)	50,197
Buildings		39,277	12,659	(186)	(1,399)	—	(20,812)	29,539
Structures		6,036	1,107	(700)	(201)	—	1,506	7,748
Machinery and equipment		10,504	18,637	—	(1,061)	(531)	—	27,549
Vehicles		11	62	—	(10)	—	—	63
Furniture and fixtures		12,573	1,303	—	(951)	—	560	13,485
Construction-in-progress		25,295	69,693	—	—	(8,420)	(17,362)	69,206

	~~W~~	145,006	111,540	(886)	(3,622)	(10,657)	(43,594)	197,787

(*1)

During the year ended December 31, 2023, the Company estimated the recoverable amount based on the net fair value of land adjacent to the magnesium smelting plant located in Gangneung city where operation and development has been discontinued. The Company recognized an impairment loss since recoverable amounts are less than their carrying amounts.

(*2)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred from investment properties.

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of September 30, 2024 and December 31, 2023, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Expenses related to short-term leases	~~W~~	2,227	1,011	6,613	1,116
Expenses related to leases of low-value assets		1,181	944	3,789	2,091

	~~W~~	3,408	1,955	10,402	3,207

10. Intangible Assets

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	576	—	—	(124)	257	709
Membership(*1)		11,618	—	(1,546)	—	—	10,072
Development expense		2,905	—	—	(982)	1,866	3,789
Construction-in-progress		3,565	2,248	(239)	—	(2,123)	3,451
Other intangible assets		677	—	—	(174)	—	503

	~~W~~	19,341	2,248	(1,785)	(1,280)	—	18,524

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to other intangible assets, assets transferred from property, plant and equipment and others.

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	504	—	(151)	223	576
Membership(*1)		11,618	—	—	—	11,618
Development expense		1,400	—	(865)	2,370	2,905
Construction-in-progress		1,476	4,740	—	(2,651)	3,565
Other intangible assets		904	4	(231)	—	677

	~~W~~	15,902	4,744	(1,247)	(58)	19,341

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

11. Other Assets

Other assets as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Advance payments	~~W~~	232	208
Prepaid expenses		2,622	865

		2,854	1,073

Non-current
Long-term advance payments		8,069	1,843
Long-term prepaid expenses		557	21
Others		6	8

	~~W~~	8,632	1,872

12. Borrowings

(a)	Borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Exchangeable bonds	~~W~~	39,919	1,756,691
Non-current
Long-term borrowings	~~W~~	1,347	1,316

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Current portions of debentures as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2024	December 31, 2023
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—	39,919	1,756,691

(*1)

The issuance conditions of the exchangeable bonds issued by the Company are as follows. As of September 30, 2024, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)(*2)	443,680

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)

Due to put option exercised by bondholders, EUR 1,038,800,000 of EUR 1,065,900,000 in aggregate principal amount of exchangeable bonds was redeemed during the nine-month period ended September 30, 2024.

(*2)	The exchange price has changed due to cash dividends paid during the nine-month period ended September 30, 2024.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(c)	Long-term borrowings and others excluding current portion as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2024		December 31, 2023
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,347	1,316

13. Other Payables

Other payables as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Accounts payable	~~W~~	20,826	25,971
Accrued expenses		19,363	10,681
Dividend payable		2,700	3,087

	~~W~~	42,889	39,739

Non-current
Long-term withholdings	~~W~~	33,110	29,962
Less: Present value discount		(2,618)	(3,158)

	~~W~~	30,492	26,804

14. Other Financial Liabilities

Other financial liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Financial guarantee liabilities	~~W~~	14,113	1,571
Non-current
Financial guarantee liabilities	~~W~~	—	6,968

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

15. Provisions

(a)	Provisions as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	1,862	—	6,055	—
Provision for restoration(*2)		5,717	1,710	8,928	2,634

	~~W~~	7,579	1,710	14,983	2,634

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2024. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.25% to assess present value of these costs.

(b)	Changes in provisions for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	6,774	(10,967)	1,862
Provision for restoration		11,562	181	(4,316)	7,427

	~~W~~	17,617	6,955	(15,283)	9,289

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	10,154	—	(9,766)	6,055
Provision for restoration		15,865	853	—	(5,156)	11,562
Others		34,724	—	(8,158)	(26,566)	—

	~~W~~	56,256	11,007	(8,158)	(41,488)	17,617

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

16. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	33	17	96	101

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Present value of funded obligations	~~W~~	36,435	44,276
Fair value of plan assets		(38,379)	(39,993)

Net defined benefit liabilities(assets)	~~W~~	(1,944)	4,283

2)	The amounts recognized in the statements of comprehensive income for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Current service costs	~~W~~	1,550	1,064	5,276	5,080
Net interest costs		(86)	(105)	(256)	(314)

	~~W~~	1,464	959	5,020	4,766

17. Other Liabilities

Other liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Current
Advances received	~~W~~	1,173	5
Withholdings		2,475	3,938
Unearned revenue		2,555	2,743

	~~W~~	6,203	6,686

Non-current
Unearned revenue	~~W~~	2,618	3,158

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

18. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2024 and December 31, 2023 are as follows:

①	September 30, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	1,300,702	—	1,300,702	—	1,300,702
Other securities		216,109	—	—	216,109	216,109
Fair value through other comprehensive income
Equity securities		677,686	635,342	—	42,344	677,686
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		481,718	—	—	—	—
Trade accounts and notes receivable		51,370	—	—	—	—
Other receivables		39,394	—	—	—	—
Deposit instruments		1,250,002	—	—	—	—

	~~W~~	4,016,981	635,342	1,300,702	258,453	2,194,497

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	39,919	39,919	—	—	39,919
Financial liabilities measured at amortized cost(*1)
Borrowings		1,347	—	1,347	—	1,347
Financial guarantee liabilities		14,113	—	—	—	—
Others		65,736	—	—	—	—

	~~W~~	121,115	39,919	1,347	—	41,266

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

②	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,190,743	—	2,190,743	—	2,190,743
Other securities		204,320	—	—	204,320	204,320
Fair value through other comprehensive income
Equity securities		926,752	884,408	—	42,344	926,752
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		376,914	—	—	—	—
Trade accounts and notes receivable		100,323	—	—	—	—
Other receivables		64,393	—	—	—	—
Deposit instruments		1,750,002	—	—	—	—

		5,613,447	884,408	2,190,743	246,664	3,321,815

Financial liabilities
Fair value through profit or loss
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Financial liabilities measured at amortized cost(*1)
Borrowings		1,316	—	1,316	—	1,316
Financial guarantee liabilities		8,539	—	—	—	—
Others		62,252	—	—	—	—

	~~W~~	1,828,798	1,756,691	1,316	—	1,758,007

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2024. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	65,980	—	—
	ING	USD	55,000,000	72,578	—	—
	Mizuho	USD	50,000,000	65,980	—	—
	Shinhan	USD	50,000,000	65,980	—	—
POSCO Argentina S.A.U.	BNP	USD	110,000,000	145,156	46,754,009	61,697
	CITI	USD	187,975,000	248,052	121,878,940	160,831
	Credit Agricole	USD	187,975,000	248,052	121,878,940	160,831
	HSBC	USD	187,975,000	248,052	121,878,940	160,831
	JPM	USD	187,975,000	248,052	121,878,940	160,831
	BANK OF AMERICA	USD	50,900,000	67,167	15,561,826	20,536
	KEXIM	USD	167,100,000	220,505	51,013,024	67,317
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	67,807	46,000,000	67,807

		USD	1,284,900,000	1,695,554	600,844,619	792,874
		EUR	46,000,000	67,807	46,000,000	67,807

3)	Finance income and costs by category of financial instrument for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

①	For the nine-month period ended September 30, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	1,510	27,406	58,685	—	87,601	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(35,849)
Financial assets measured at amortized cost		69,014	1,683	—	—	—	70,697	—
Financial liabilities at fair value through profit or loss		—	(56,301)	(12,292)	236,931	—	168,338	—
Financial liabilities measured at amortized cost		(873)	383	—	—	1,606	1,116	—

	~~W~~	68,141	(52,725)	6,895	295,616	1,606	319,533	(35,849)

②	For the nine-month period ended September 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	3,875	34,582	132,751	—	171,208	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	175,656
Financial assets measured at amortized cost		51,125	20,603	—	—	—	71,728	—
Financial liabilities at fair value through profit or loss		—	(93,331)	—	(429,985)	—	(523,316)	—
Financial liabilities measured at amortized cost		—	(325)	—	—	4,935	4,610	—

	~~W~~	51,125	(69,178)	34,582	(297,234)	4,935	(275,770)	175,656

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

19. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2024 and December 31, 2023 are as follows:

(in Won, except share information)	September 30, 2024		December 31, 2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		82,624,377	84,571,230
Shared capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)

As of September 30, 2024, the total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 20,116,948 and such ADRs are equivalent to 5,029,237 shares of common stock.

(*2)

Pursuant to the resolution of a Board of Directors’ meeting on July 12, 2024, the Company decided to retire 1,946,853 shares using distributable profits, and the retirement of shares was completed on August 6, 2024. As a result, as of September 30, 2024, the Company’s total number of issued shares has decreased from 84,571,230 to 82,624,377.

(*3)	As of September 30, 2024, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~69,281 million due to retirement of 13,865,248 treasury shares.

(b)	Capital surplus as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	18,898

	~~W~~	1,367,990	1,370,557

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

20. Accumulated Other Comprehensive Income (loss)

Accumulated other comprehensive income as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Changes in fair value of equity investments at fair value through other comprehensive income (loss)	~~W~~	(23,327)	30,678

21. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

(shares, in millions of Won)	September 30, 2024			December 31, 2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Acquisition of treasury shares	255,428		92,311	—		—
Disposal of treasury shares	—		—	(27,030)		(2,650)
Retirement of treasury shares	(1,946,853)		(431,107)	—		—

Ending	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658

22. Operating Revenue

(a)

Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Types of revenue
Dividend income	~~W~~	355,460	424,155	1,320,175	1,113,179
Others		46,810	49,530	140,693	155,333

	~~W~~	402,270	473,685	1,460,868	1,268,512

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	355,826	424,158	1,320,183	1,113,189
Revenue recognized over time		46,444	49,527	140,685	155,323

	~~W~~	402,270	473,685	1,460,868	1,268,512

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	September 30, 2024		December 31, 2023
Receivables
Account receivables	~~W~~	51,370	100,323
Contract assets
Account receivables		100,745	138,009
Contract liabilities
Advance received		1,173	5
Unearned income		5,173	5,901

23. Operating Expenses

Operating expenses for each of the three-month and the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Wages and salaries	~~W~~	17,425	18,791	50,007	54,261
Expenses related to post-employment benefits		1,852	1,248	5,478	5,700
Other employee benefits		4,058	4,232	13,552	10,034
Travel		1,450	1,806	4,117	4,080
Taxes and public dues		(1,062)	(268)	11,817	13,038
Depreciation		2,802	2,522	8,410	7,595
Amortization		409	314	1,213	897
Rental		1,249	898	3,893	2,150
Repairs		300	93	670	314
Advertising		5,942	7,304	16,136	17,957
Research & development		37,063	23,851	107,200	66,237
Service fees		16,087	13,692	47,113	43,054
Supplies		59	157	337	329
Vehicles maintenance		646	695	2,121	1,904
Industry association fee		78	550	1,815	2,042
Training		336	472	1,171	825
Others		3,753	1,373	6,906	2,428

	~~W~~	92,447	77,730	281,956	232,845

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

24. Finance Income and Costs

Details of finance income and costs for each of the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Finance income
Interest income	~~W~~	22,512	17,493	69,014	51,125
Gain on foreign currency transactions		9,041	736	4,216	6,308
Gain on foreign currency translations		615	7,006	1,774	21,417
Gain on transactions of derivatives		1,058	—	1,058	—
Gain on disposal of financial assets at fair value through profit or loss		4,577	1,421	26,348	34,743
Gain on valuation of financial assets at fair value through profit or loss		15,213	17,975	58,685	132,836
Gain on valuation of financial liabilities at fair value through profit or loss		2,713	—	236,931	—
Others		628	1,804	1,613	5,203

	~~W~~	56,357	46,435	399,639	251,632

Finance costs
Loss on foreign currency transactions	~~W~~	1,291	1,120	57,005	3,338
Loss on foreign currency translations		3,771	10,613	1,710	93,565
Loss on transactions of derivatives		6,035	—	6,035	—
Loss on disposal of equity securities		—	—	8,219	161
Loss on valuations of financial assets at fair value through profit or loss		—	85	—	85
Loss on valuation of financial liabilities at fair value through profit or loss		—	309,681	—	429,985
Loss on bond redemption		6,257	—	6,257	—
Others		295	20	880	268

	~~W~~	17,649	321,519	80,106	527,402

25. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Other non-operating income
Gain on disposal of investments in subsidiaries, associates and joint venture	~~W~~	—	236	—	236
Reversal of other provisions		—	—	54	8,158
Others		676	2,171	2,189	3,084

	~~W~~	676	2,407	2,243	11,478

Other non-operating expenses
Impairment loss on other accounts receivables	~~W~~	—	2,351	106	2,351
Loss on disposal of property, plant and equipment		—	2,254	—	2,254
Loss on disposals of assets held for sale		—	896	—	998
Increase of other provisions		139	60	234	590
Others		560	516	5,630	1,322

	~~W~~	699	6,077	5,970	7,515

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

26. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Employee benefits expenses	~~W~~	27,866	26,106	81,382	69,976
Depreciation(*1)		3,406	2,772	10,219	8,227
Amortization		432	314	1,280	897
Service fees		16,962	14,068	48,776	43,540
Rental		3,408	2,175	10,867	3,650
Advertising		5,953	7,304	16,147	17,957
Loss on disposal of property, plant and equipment		—	2,254	—	2,254
Research & development		26,298	15,924	71,368	53,734
Other expenses		8,822	12,890	47,887	42,278

	~~W~~	93,147	83,807	287,926	242,513

(*1)	Includes depreciation of investment property.

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

27. Income Taxes

The effective tax rates of the Company for each of the nine-month periods ended September 30, 2024 and 2023 are 1.75% and 0%, respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act-based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

(b)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, and will be effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the nine-month period ended September 30, 2024 as the Company is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. As a result of the Company’s assessment on the Pillar Two income taxes, the Company did not recognize any income tax expense for the nine-month period ended September 30, 2024 as the impact of the global minimum top-up tax on the interim condensed separate financial statements as of September 30, 2024 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes, and accordingly, the Company did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

28. Earnings per Share

(a)	Basic earnings per share for each of the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Profit for the period	~~W~~	334,994,032,159	153,385,707,998	1,468,571,617,105	885,431,452,822
Weighted-average number of common shares outstanding(*1)		75,699,376	75,816,833	75,816,833	75,867,296
Basic earnings per share	~~W~~	4,425	2,022	19,370	11,671

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2024	2023	2024	2023
Total number of common shares issued	83,297,040	84,571,230	84,143,400	84,571,230
Weighted-average number of treasury shares	(7,597,664)	(8,695,023)	(8,326,567)	(8,703,934)

Weighted-average number of common shares outstanding	75,699,376	75,876,207	75,816,833	75,867,296

(b)

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of September 30, 2024. Considering the anti-dilution effect as of September 30, 2023, the Company did not calculate diluted earnings per share. Diluted earnings per share for the three-month and nine-month periods ended September 30, 2024 are calculated as follows:

(in Won, except share information)	For the three-month period ended September 30, 2024		For the nine-month period ended September 30, 2024
Profit for the period	~~W~~	334,994,032,159	1,468,571,617,105
Gain or loss from revaluation of and exchange rate on exchangeable bonds		(8,425,258,347)	(138,904,137,256)
Diluted profit for the period		326,568,773,812	1,329,667,479,849
Adjusted weighted-average number of common shares outstanding(* 1)		78,013,947	78,757,791
Diluted earnings per share		4,186	16,883

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share are as follows:

(shares)	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024
Weighted-average number of common shares outstanding	75,699,376	75,816,833
Weighted-average number of potential common shares	2,314,571	2,940,958

Adjusted weighted-average number of common shares	78,013,947	78,757,791

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

29. Related Party Transactions

(a)	Related parties of the Company as of September, 2024 are as follows:

Type	Company
Subsidiaries

[Domestic]

POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation,

POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION,

Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd,

Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech,

POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., P&O Chemical Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.,

Songdo Development PMC (Project Management Company) LLC., NEH Co.,Ltd., POSCO CNGR Nickel Solution, POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]

POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) StainlessSteel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., POSCO Maharashtra Steel Private Limited, PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]

POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Gale International Korea, LLC,

Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd., and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY,

HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,

AES Mong Duong Power Company Limited, KOREALNG LTD., Nickel Mining Company SAS and others.

35

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(b)	Material transactions with related companies for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

1)	For the nine-month period ended September 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	113,665	888,008	66	191	9,470
POSCO Eco & Challenge Co., Ltd.		7,561	11,037	—	1,729	705
POSCO STEELEON CO., Ltd		899	—	—	—	9
POSCO DX		1,027	9,940	—	982	9,540
POSCO Research Institute		—	—	—	30	8,180
eNtoB Corporation		—	—	—	49	6,231
POSCO FUTURE M CO., LTD.		6,459	11,565	—	—	9
POSCO INTERNATIONAL Corporation		4,548	124,396	74	—	61
Busan E&E Co,. Ltd.		—	2,472	—	—	—
POSCO America Corporation		—	—	—	—	5,030
Others		3,907	831	1,445	1	17,279

		138,066	1,048,249	1,585	2,982	56,514

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	22,045	—	—	—
Roy Hill Holdings Pty Ltd		—	202,550	—	—	—
Others		273	14,494	168	—	—
		273	239,089	168	—	—

	~~W~~	138,339	1,287,338	1,753	2,982	56,514

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of September 30, 2024, the Company provided payment guarantees to related parties (see Note 18).

2)	For the nine-month period ended September 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends(*3)	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	115,159	325,043	—	—	11,362
POSCO Eco & Challenge Co., Ltd.		6,432	11,037	440	8,117	4,166
POSCO STEELEON CO., Ltd		1,641	—	—	—	93
POSCO DX		2,367	7,455	—	3,382	5,663
eNtoB Corporation		—	—	40	70	1,396
POSCO FUTURE M CO., LTD.		2,872	13,878	—	—	—
POSCO MOBILITY SOLUTION		739	—	55	—	—
POSCO INTERNATIONAL Corporation		7,753	77,616	—	—	44
POSCO Maharashtra Steel Private Limited		692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY		17	—	430	—	—
Others		9,504	6,084	4,874	6,519	29,494

		147,176	441,113	6,192	18,088	52,218

Associates and joint ventures(*2)
SNNC		696	—	55	—	—
Roy Hill Holdings Pty Ltd		—	205,739	—	—	—
Others		236	69,485	11,566	—	90

		932	275,224	11,621	—	90

	~~W~~	148,108	716,337	17,813	18,088	52,308

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of September 30, 2023, the Company provided payment guarantees to related parties (see Note 18).
(*3)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~14,898 million, is excluded.

36

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(c)	The balances of receivables and payables arising from significant transactions with related parties as of September 30, 2024 and December 31, 2023 are as follows:

1)	September 30, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	78,316	1,423	79,739	4,186	35,846	40,032
POSCO Eco & Challenge Co., Ltd.		7,210	309	7,519	113	—	113
POSCO STEELEON CO., Ltd		841	—	841	—	—	—
POSCO DX		1,114	—	1,114	1,978	391	2,369
POSCO FUTURE M CO., LTD.		14,668	—	14,668	—	56	56
POSCO Mobility Solution Corporation		735	—	735	—	5	5
POSCO INTERNATIONAL Corporation		4,713	10	4,723	—	304	304
POSCO Argentina S.A.U		—	22,020	22,020	—	—	—
Others		2,169	230	2,399	3,054	244	3,298

		109,766	23,992	133,758	9,331	36,846	46,177

Associates and joint ventures
SNNC		202	—	202	—	—	—
Roy Hill Holdings Pty Ltd		27,521	—	27,521	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	224,027	224,027	—	—	—
Others		141	356	497	—	—	—

		27,864	224,383	252,247	—	—	—

	~~W~~	137,630	248,375	386,005	9,331	36,846	46,177

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized an allowance for doubtful accounts for all of these other receivables.

2)	December 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	110,913	19,666	130,579	3,937	32,901	36,838
POSCO Eco & Challenge Co., Ltd.		9,262	1,714	10,976	—	170	170
POSCO STEELEON CO., Ltd		1,063	—	1,063	—	—	—
POSCO DX		1,574	—	1,574	1,434	423	1,857
eNtoB Corporation		—	—	—	1,391	3	1,394
POSCO FUTURE M CO., LTD		14,299	463	14,762	—	31	31
POSCO Mobility Solution Corporation		981	—	981	—	—	—
POSCO INTERNATIONAL Corporation		6,449	25	6,474	—	163	163
PT. KRAKATAU POSCO		—	3,582	3,582	—	—	—
Others		3,345	11,152	14,497	9,022	151	9,173

		147,886	36,602	184,488	15,784	33,842	49,626

Associates and joint ventures
SNNC		334	—	334	—	—	—
Roy Hill Holdings Pty Ltd		88,008	—	88,008	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		195	560	755	—	—	—

		88,537	219,460	307,997	—	—	—

	~~W~~	236,423	256,062	492,485	15,784	33,842	49,626

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. During the year ended December 31, 2023, the Company provided additional loan of ~~W~~6,448 million to FQM Australia Holdings Pty Ltd. Meanwhile, the Company has recognized an allowances for doubtful accounts for all of these other receivables during the year ended December 31, 2023.

37

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

(d)	For each of the nine-month periods ended September 30, 2024 and 2023, the Company additional capital contribution transaction in subsidiaries, etc.(see Note 7).:

(e)	For each of the nine-month periods ended September 30, 2024 and 2023, details of compensation to key management officers are as follows:

(in millions of Won)	September 30, 2024		September 30, 2023
Short-term benefits	~~W~~	19,099	25,871
Retirement benefits		2,570	4,221

	~~W~~	21,669	30,092

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

30. Commitments and Contingencies

(a)	Commitments

1)

As of September 30, 2024, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

2)	The Company has deposited 83,671 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2024.

(b)	As of September 30, 2024, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 3 lawsuits amounting in total to ~~W~~500 million as defendant as of September 30, 2024. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of September 30, 2024.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

38

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2024 and 2023 (Unaudited)

31. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

(in millions of Won)	September 30, 2024		September 30, 2023
Trade accounts and notes receivable	~~W~~	37,170	(6,440)
Other accounts receivable		11,591	12,376
Prepaid expenses		(2,293)	(3,026)
Other current assets		(365)	165
Short-term guarantee deposits		—	(656)
Other non-current assets		(6,307)	(3,558)
Other accounts payable		(3,510)	3,446
Accrued expenses		8,682	6,112
Advances received		1,167	(319)
Withholdings		(1,463)	(1,084)
Unearned revenue		(1,060)	(66)
Other current liabilities		(8,508)	(6,004)
Payments of severance benefits		(14,093)	(7,635)
Plan assets		2,531	2,104

	~~W~~	23,542	(4,585)

32. Events After the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on November 1, 2024, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.1 billion).
(b)

Pursuant to the resolution of the Board of Directors on November 1, 2024, the Company decided to acquire ~~W~~500 billion of the ~~W~~600 billion in hybrid bonds to be issued by POSCO Future M Co., Ltd. for the purpose of strengthening financial soundness, etc. The issuance and acquisition of these hybrid bonds are scheduled for December 18, 2024.

(c)

Pursuant to the resolution of the Board of Directors on November 1, 2024, the Company decided to sell the shares of four companies including POSCO Maharashtra Steel Private Limited, in order to support the follow-up actions of vertical spin-off and enhance the management efficiency of the steel business within the Group.

39